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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                     FORM 10


                        GENERAL FORM FOR REGISTRATION OF
               SECURITIES Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934




                         TEXAS CAPITAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)



           DELAWARE                                   75-2671109
(State or other jurisdiction of         (I.R.S. Employer Identification Number)
 incorporation or organization)



2100 MCKINNEY AVENUE, SUITE 900, DALLAS, TEXAS, U.S.A.          75201
     (Address of principal executive officers)                (Zip Code)



                                  214-932-6600
              (Registrant's telephone number, including area code)




Securities to be registered under Section 12(b) of the Exchange Act:

                                                     NAME OF EACH EXCHANGE
            TITLE OF EACH CLASS                       ON WHICH REGISTERED
                  None                                  Not applicable


Securities to be registered under Section 12(g) of the Exchange Act:

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of class)




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                         Texas Capital Bancshares, Inc.
                         2100 McKinney Avenue, Suite 900
                               Dallas, Texas 75201





                             REGISTRATION STATEMENT
                                    UNDER THE
                  UNITED STATES SECURITIES EXCHANGE ACT OF 1934












         This Registration Statement has been prepared by Texas Capital Bancshares, Inc. to provide certain information regarding us and our common stock, par value $.01 per share, to current and potential investors in our common stock. This registration statement has been prepared in accordance with the United States Securities and Exchange Act of 1934 and the rules and regulations on the United States Securities and Exchange Commission with respect to such act.

         NONE OF THE FOLLOWING GOVERNMENT AGENCIES HAS APPROVED OUR COMMON STOCK OR DETERMINED IF THIS REGISTRATION STATEMENT IS TRUTHFUL OR COMPLETE: (1) THE SECURITIES AND EXCHANGE COMMISSION, (2) THE OFFICE OF THE COMPTROLLER OF THE CURRENCY OF THE UNITED STATES, (3) THE UNITED STATES FEDERAL RESERVE BOARD, (4) THE FEDERAL DEPOSIT INSURANCE CORPORATION OR (5) THE TEXAS SECURITIES BOARD. ANY REPRESENTATION OTHERWISE IS A CRIMINAL OFFENSE.



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                                TABLE OF CONTENTS

Business................................................................... 1
     Texas Capital Bank.....................................................1
     BankDirect.............................................................3
     Legal Proceedings......................................................7

Supervision and Regulation..................................................8

Selected Financial Data....................................................17

Management's Discussion and Analysis of Financial Condition
         and Results of Operations.........................................18

Security Ownership of Certain Beneficial Owners and Management.............29

Management.................................................................30

Interests of Management and Others in Certain Transactions.................33

Market for Capital Stock and Dividend Policy...............................33

Recent Offerings of Unregistered Securities................................33

Description of Capital Stock...............................................33

Where You Can Find Additional Information..................................36

Forward-Looking Information................................................36

Exhibits ..................................................................37

Financial Statements......................................................F-1


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                                    BUSINESS

         Texas Capital Bancshares, Inc. was formed as a Delaware corporation in March 1998. All of our business is conducted through our subsidiary bank, Texas Capital Bank, National Association. Texas Capital Bank was formed in 1998 through the acquisition of Resource Bank, N.A. in Dallas, Texas which had been in business since 1997. We also operate an Internet banking site through BankDirect, a division of Texas Capital Bank. Our corporate headquarters is located at 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201.

         Since all of our business is conducted through Texas Capital Bank and BankDirect, Texas Capital Bancshares has only five employees, three of whom are corporate officers. None of our employees is represented by a collective bargaining agreement and we consider our relations with our employees to be good.

TEXAS CAPITAL BANK

         Texas Capital Bank was formed in 1998 through the acquisition of Resource Bank, N.A. in Dallas, Texas which had been in business since 1997. Texas Capital Bank currently has banking operations in Texas, Oklahoma and New Mexico.

         Texas Capital Bank concentrates on middle market commercial and private client customers. We believe middle market businesses have been under served in Texas and the surrounding states since the late 1980s. Within the middle market business community in those cities where Texas Capital Bank currently has banking centers, we seek to develop broad customer relationships based on service and convenience focused on middle market businesses. Since the acquisition of Resource Bank, Texas Capital Bank has opened new banking centers exclusively through internal growth.

         Texas Capital Bank's current primary market is the greater Dallas-Fort Worth metropolitan area. It operates three banking centers in Dallas, one banking center in Fort Worth and one banking center in Plano, a very large suburban community that borders Dallas. It also currently has banking centers in San Antonio, Texas and Austin, Texas, and lending offices in Tulsa, Oklahoma and Santa Fe, New Mexico and it plans to enter the Houston market in the last half of 2000 or in early 2001. The diverse nature of the business community in each of the markets Texas Capital Bank serves provides it with a varied customer base and allows it to spread its lending risk throughout a number of different industries. Texas Capital Bank's primary competition in its market areas are well-capitalized local banks or branches of large regional or national banks. As a result of Texas Capital Bank's focus on the middle market business community and our understanding of these communities in Texas and the surrounding states, it has a competitive advantage in its market areas and excellent growth opportunities through acquisitions, new branch locations and additional business development.

         BANKING OPERATIONS. Texas Capital Bank offers a variety of traditional loan and deposit products to our customers. At March 31, 2000, it maintained approximately 13,400 deposit accounts and 900 loan accounts.

         Texas Capital Bank offers a full range of business-oriented banking products and services, including:

          o commercial loans to businesses to finance internal growth, acquisitions and leveraged buy-outs

          o    equipment leasing

          o    real estate and construction loans

          o    focused lending to energy-related businesses

          o    cash management services

          o    commercial trust and escrow services

          o    international services, including letters of credit




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         In addition, we also provide complete consumer-oriented banking services, which include:

          o    consumer loans

          o    mortgages and home equity loans

          o checking accounts with debit cards and overdraft protection available

          o    credit cards, including gold-status cards

          o    traditional savings accounts and certificates of deposit

          o    personal trust services

          o    24 hour telephone banking

         Texas Capital Bank has been an active business lender, with commercial loans comprising approximately 64% of its total loans as of March 31, 2000. Targeted businesses are primarily those that require aggregate loans in the $100,000 to $10 million range.

         BUSINESS STRATEGIES. Texas Capital Bank's main objective is to take advantage of expansion opportunities while maintaining efficiency and individualized customer service and maximizing profitability. To achieve this objective, we have emphasized the following strategies:

         Continue Middle Market Commercial and Private Client Banking Emphasis. Texas Capital Bank intends to continue operating as a regional banking organization focused on meeting the specific needs of medium-sized businesses and private clients in our market areas. We will continue to provide a high degree of responsiveness combined with a wide variety of banking products and services. Texas Capital Bank's banking centers have been built around experienced bankers with lending expertise in the specific industries found in that market area, giving them authority to make certain pricing and credit decisions, thereby attempting to avoid much of the bureaucratic structure of large banks.

         Expand Operations through Internal Growth. Texas Capital Bank intends to continue seeking opportunities, both inside and outside its existing markets, to expand by establishing new lines of business and by expanding into Houston. Factors we use to evaluate expansion opportunities include the nature and projected profitability of the market, the opportunity to enhance Texas Capital Bank's image and market presence and, most importantly, whether the expansion will be accretive to earnings and enhance stockholder value.

         Increase Loan Volume and Diversify Loan Portfolio. Texas Capital Bank emphasizes both new and existing loan products, focusing on medium-sized commercial businesses and private client relationships. Texas Capital Bank's focus in this area and sensitivity to customer needs will allow it to increase the number of loans it makes.

         Enhance Cross-Selling through Incentives and Technology. Texas Capital Bank's customer base provides significant opportunities to cross-sell various products. Texas Capital Bank seeks to develop broader customer relationships by identifying those cross-selling opportunities. It uses training and incentives to encourage cross-selling efforts and increase cross-selling results. To assist with cross-selling efforts, Texas Capital Bank uses technology to help officers and associates identify cross-selling opportunities.

         Improve Efficiency. Texas Capital Bank maintains stringent cost control practices and policies. It has invested significantly in the infrastructure required to centralize many of its critical operations, such as credit policy, finance, data processing and loan application processing. This infrastructure can accommodate substantial additional growth while enabling Texas Capital Bank to minimize operational costs through certain economies of scale.

         COMPETITION. The banking business is highly competitive, and Texas Capital Bank's profitability depends principally on its ability to compete successfully in its market areas. Texas Capital Bank competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, non-bank asset-based lenders and certain other financial entities, including credit providers associated with retail stores which may maintain their own credit programs and certain governmental organizations which


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may offer more favorable financing than Texas Capital Bank. We believe Texas
Capital Bank will be able to compete effectively with other financial institutions by emphasizing customer service, technology and responsive decision making and by building long term customer relationships built upon products and services designed to address the specific needs of its customers. However, we expect competition from both financial and non-financial institutions to continue and, in some areas, increase.

         EMPLOYEES. As of March 31, 2000, Texas Capital Bank had 154 full-time employees, 99 of whom were officers of Texas Capital Bank. We provide medical and hospitalization insurance to its full-time employees. We consider Texas Capital Bank's relations with its employees to be excellent. Texas Capital Bank is not a party to any collective bargaining agreement.

         PROPERTIES. As of March 31, 2000, Texas Capital Bank conducted business at seven full service banking center locations and two lending offices. We lease the space in which our banking centers are located. These leases expire between September 1, 2001 and October 1, 2010, not including any renewal options that may be available.

BANKDIRECT

         BankDirect provides a broad range of banking and financial services to Internet users. BankDirect's Internet business model allows it to lower expenses and pass along cost savings to customers in the form of attractive interest rates and lower fees on deposits. It plans to attract new accounts through increasing consumer use of the Internet and national awareness of the BankDirect brand name.

         BankDirect currently operates as a division of Texas Capital Bank. We have filed an application to have BankDirect chartered as a Texas state savings bank with the Texas Savings and Loan Department. In addition, we have filed an application with the United States Federal Deposit Insurance Corporation to provide federal insurance for BankDirect's deposit accounts. We have filed an application with the United States Federal Reserve Board to operate as a multi-bank holding company. If these applications are approved, we will capitalize BankDirect with at least $10 million, and Texas Capital Bancshares will initially be the sole stockholder of BankDirect. BankDirect will concurrently purchase certain assets from Texas Capital Bank at cost, will assume the deposit accounts of BankDirect opened through the BankDirect web site and will assume certain liabilities in connection therewith. These deposits totaled approximately $149 million at March 31, 2000.

         INTERNET BANKING. The Internet enables millions of people worldwide to access news and information, communicate with each other and conduct business electronically over an international computer network. The Internet has rapidly emerged as an innovative means of providing financial services. As financial service sites continue to grow in popularity, many companies are increasingly offering or have established relationships with companies that offer a variety of financial services, including credit cards, brokerage services, insurance products and banking services, over the Internet.

         The growth in Internet commerce has prompted the development of Internet banking systems. Internet banking systems provide convenience for customers and allow financial institutions to lower their overhead costs. Internet banking requires only a secure web browser for access to the Internet and the financial institution. Internet banking requires no particular software and does not restrict the customer's operations to the location of his or her computer. Instead, the customer accesses the financial institution through the Internet and deposits or transfers funds, pays bills or transacts other business on a near realtime basis. The use of Internet banking is growing as consumers find that it is both convenient and cost effective. Internet users tend to be professionals with limited amounts of discretionary time and are attracted to the convenience of "one stop shopping" for a full range of financial services. In addition, we believe that as Internet users enter their prime earnings and savings years, there will be an increased demand for high yield savings products.

         BUSINESS STRATEGIES. BankDirect has a competitive cost advantage over traditional banks because it does not require a traditional branch network. BankDirect's established position in the marketplace provides it with a competitive advantage in view of the lead time required for new competitors to obtain a charter and start an Internet bank. It intends to continue to capitalize on this advantage by aggressively seeking new customers in order to further build market share. BankDirect's



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customer demographics parallel those of the general Internet population and illustrate BankDirect's appeal to households with relatively high incomes. It is ideally positioned to participate in the rapid growth of the Internet and online banking based on its:

         Attractive Interest Rates And Low Fees. BankDirect's operating costs are generally lower than those of similar, traditional "bricks and mortar" banks because it does not require a traditional branch network to generate deposits and conduct operations. BankDirect passes on its savings in operating costs to customers by offering attractive interest rates and low fees in order to generate deposits without sacrificing profit margins. BankDirect's unique business model differentiates it from traditional banks offering Internet banking services because traditional banks frequently offset the incremental expense of their Internet banking services by offering lower interest returns on deposits, charging additional fees or imposing minimum account balances.

         Convenience And Ease Of Access. BankDirect believes it provides customers with a higher level of convenience than can be achieved in a traditional bank branch or through PC-based home banking. The Internet allows its customers to conduct banking activities on a 7 day-a-week, 24 hour-a-day basis from any computer, wherever located, that has access to the Internet and a secure Web browser. In addition, BankDirect's Web site is designed to be user friendly and to expedite customer transactions with BankDirect.

         Broad Selection Of Products And Services. BankDirect offers a broad array of products and services that customers would typically expect from a traditional bank. These products and services include no-fee, interest-bearing checking, savings, money market accounts, certificates of deposit, electronic bill payment, ATM cards, credit cards, debit cards and direct deposit. It also offers automobile loans, home mortgages, home equity loans, and refinance and debt consolidation loans, as well as quotes from leading insurance companies for automobile, life, health, home, rent and home warranty insurance.

         Interface with Quicken(R) and Microsoft Money(R). BankDirect provides consumers with a direct interface to connect the online bank with Quicken(R) and Microsoft Money(R) personal financial management software. The interface establishes BankDirect as the first Internet-only bank offering a direct connection between an individual's bank records and Quicken(R) and Microsoft Money(R) software. The new interface gives BankDirect customers the ability to view account balances, pay bills, and perform financial analysis directly from Quicken(R) and Microsoft Money(R). With the direct connection, users bypass the traditional downloading and conversion of intermediate files by automatically "populating" the financial management software with records directly from BankDirect.

         High Quality Service And Customer Satisfaction. BankDirect continually seeks ways to enhance customer satisfaction. In an effort to serve the needs of its customers, BankDirect offers services such as free electronic bill payment and ATM cards. It also emphasizes responsive, courteous customer service and utilizes a fully trained dedicated staff who respond to inquiries from existing and potential customers and process new accounts. Its customers can access account data and information regarding products and services 24 hours a day and can reach customer service representatives by telephone or through an email messaging service. By utilizing the messaging service, customers use an individual mailbox that allows direct communication with a customer service representative. BankDirect strives for the highest level of customer satisfaction and believes the significant growth in its customer base illustrates its ability to meet customers' needs. We make every effort to ensure contacting BankDirect is as easy as possible by toll-free telephone number, online request, email or fax. Our toll-free customer service number is 877-839-2737.

         Advanced Security. A significant barrier to online financial transactions has been the secure transmission of confidential information over public networks. BankDirect uses sophisticated technology developed by Electronic Data Systems, Inc. to provide what it believes to be among the most advanced security measures currently available in the Internet banking industry. All banking transactions are encrypted and all transactions are routed to and from the Internet server behind Electronic Data Systems' security system.



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         Extended Product Warranties. BankDirect intends to partner with extended warranty providers and plans to provide its customers with a choice in purchasing product warranties covering its customers' home, automobile, electronics and more.

         GROWTH STRATEGY. We intend to grow BankDirect by emphasizing traditional and Internet-oriented marketing efforts and expanding our affinity relationships with Internet business partners.

         We plan to continue to grow BankDirect's business by marketing and promoting the bank through online and offline advertising and public relations. BankDirect has experienced very rapid growth by differentiating itself from its competitors and communicating those differences through targeted online and offline advertising and public relations efforts. We will continue to aggressively leverage new technology to enhance the customer experience and secure additional competitive advantage.

         We also intend to expand our affinity relationships with companies and other groups who create significant employee and customer loyalty. We believe these affinity relationships unique value to our affinity partners through co-branded Internet sites, cross-marketing opportunities, special offers and dedicated account management. We believe our ability to add value to these relationships will result in significant expansion of our customer-base.

         BANKING OPERATIONS.

         Account Activity. Customers can access BankDirect's services through any Internet service provider by means of an acceptable secure Web browser.

         Products and Services. In order to build its customer base, BankDirect offers a variety of deposit products at attractive interest rates. It is able to offer attractive interest rates as a result of its low operating costs. BankDirect's deposit products and services include interest-bearing checking, savings and money market accounts and certificates of deposit. In addition, customers can pay their bills online through electronic funds transfer or a written draft prepared and sent to the creditor. BankDirect does not charge a fee for this service. Each customer automatically receives a free ATM card when he or she opens an account. Customers can access their accounts at the ATM of the customer's choice. Since BankDirect is not affiliated with a network of ATMs, it reimburses customers for the administrative fees charged with respect to a certain number of withdrawals per month. In addition, BankDirect provides customers access to various loan programs, including automobile, mortgage, home equity, refinance and debt consolidation loans through its relationship with LendingTree.com. Furthermore, through the BankDirect Insurance Center, BankDirect allows the customer to compare free, no obligation insurance quotes from leading insurance companies through its relationship with InsWeb.com. Customers can receive quotes on automobile, life, health, home, rent and home warranty insurance.

         AFFINITY RELATIONSHIPS. Through our affinity relationships, BankDirect deploys a unique affinity model which features a co-branded web site with incorporated affinity content, special offers geared to affinity customers, daily reporting, dedicated account management, targeted traditional and online marketing, and a recurring annual royalty fee program. In an affinity relationship, BankDirect becomes the Internet bank and online financial services provider to a specific company or organization. Similar to a co-branded credit card relationship, BankDirect would co-brand an Internet banking site for the company. The co-branded site would become the personal bank for all employees and customers of the entity on a nationwide basis, would be customized with the company's logo and would contain company-specific content for employees and customers. The co-branded Internet bank would offer a full suite of deposit and loan products at very competitive Internet banking rates.

         BankDirect currently has an affinity relationship with Excel Communications. In addition, BankDirect has agreed to enter the American Airlines AAdvantage(R) travel benefits program and will begin offering AAdvantage awards to customers in May 2000.

         CUSTOMER SATISFACTION. BankDirect is committed to investing in customer service and continually endeavors to enhance customer satisfaction. Offering its customers a high level of customer service is a top priority and BankDirect believes that it is critical to its success. In an effort to serve the needs of its customers, BankDirect offers services such as electronic bill payment and ATM cards. It has also invested in technology and implemented new procedures in order to continually improve the quality and responsiveness of its customer service. To optimize customer service resources, BankDirect has



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designed a user friendly Internet site and offers account data and information regarding its products and services 24 hours a day by telephone or electronic mail.

         MARKETING. The goal of its marketing strategy is to make BankDirect a leading brand in the Internet financial services market. BankDirect's marketing strategy is designed to grow its customer base and includes targeted advertising on the Internet and other media, developing strategic partnerships that will enhance its product and service offerings, cross-marketing initiatives to existing customers and fostering public relations.

         SECURITY. BankDirect's ability to provide its customers with secure financial services over the Internet is of paramount importance. It continually evaluates the Internet systems, services and software used in its operations to ensure that they meet the highest standards of security. There are several levels of security within BankDirect's security framework. User Level deals with cryptography and Netscape's Secure Sockets Layer (SSL) protocol and is the first line of defense used by all customers accessing its Banking Server from the public Internet. Server Level focuses on firewalls, filtering routers, and its trusted operating system. Host Level deals specifically with BankDirect's home banking and bill payment services and the processing of secure financial transactions.

         User Level. All banking transactions and Internet communications are encrypted so that sensitive information is not transmitted over the Internet in a form that can be read or easily deciphered. Encryption of Internet communications is accomplished through the use of the Netscape Secure Sockets Layer technology. SSL utilizes highly effective cryptography techniques between the customer's browser and BankDirect's server to ensure that the information being passed is authentic, cannot be deciphered and has not been altered en route. SSL also utilizes a digitally signed certificate which ensures that its customers are truly communicating with the Home Banking Server and not a third party trying to intercept the transaction.

         To eliminate the possibility that a third party may download BankDirect's or a customer's password file, user identification and passwords are not stored on the Internet or the Web server. Session time-outs, a limit on the number of logon attempts and special browser caching techniques are examples of other security measures in place to ensure that inappropriate activity is prohibited at the User Level.

         Server Level. All transactions sent to BankDirect's Banking Server must first pass through a filtering router system. These filtering routers automatically direct the request to the appropriate server after ensuring the access type is through a secured browser and nothing else. The routers verify the source and destination of each network packet, and manage the authorization process of letting packets through. The filtering routers also prohibit all other types of Internet access methods at this point. This process blocks all non-secured activity and defends against inappropriate access to the server.

         The Banking Server is protected using the latest firewall platform. This platform defends against system intrusions and effectively isolates all but approved customer financial requests. The platform secures the hardware running the online banking applications and prevents associated attacks against all systems connected to the Banking Server. Administration of the platform cannot occur remotely and must be initiated by authorized personnel in direct physical contact with the master console.

         Host Level. After passing through the Banking Server, the transaction is sent via secure dedicated communication lines to BankDirect's Transaction Server, which verifies customer identity. Once authenticated, the customer is allowed to process authorized home banking and bill payment transactions using host data. No direct database access occurs between the Banking Server and the Transaction Server. Communication time-outs ensure that the request is received, processed, and delivered within a given time frame. Further password encryption techniques are implemented at the host level, as well as additional security logging and another complete physical security layer to protect the host information itself. The preceding security measures are designed to ensure that BankDirect is set up in a secure manner. However, over the long term, its security depends upon the procedures and standards used for administration of the Internet site.

         BankDirect believes the risk of fraud presented by Internet banking is not materially different from the risk of fraud inherent in any banking relationship. It believes the three principal reasons for a breach in bank security are (1) misappropriation from the user of the user's account number or password; (2) penetration of its server by an outside "hacker"; (3) fraud committed by one of its employees or an



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employee of one of its service providers; and (4) users that intentionally submit incorrect information to BankDirect.

         Both traditional banks and Internet banks are vulnerable to these types of fraud. By establishing the security measures described above, BankDirect believes it has reduced its vulnerability to the first two types of fraud. To counteract fraud by employees, associates and consultants, BankDirect has established internal procedures and policies designed to ensure that, as in any bank, proper control and supervision is exercised over employees, associates and consultants. It also counteracts all types of fraud through daily examination of its transactional logs.

         INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS. BankDirect regards the form and substance of its name and other intellectual property it has developed as proprietary and attempts to protect them by relying on intellectual property laws. It has submitted an application for a United States service mark registration for the BankDirect name and takes measures to safeguard its name and other proprietary intellectual property. Policing unauthorized use of proprietary information is difficult, however, and litigation may be necessary to enforce its intellectual property rights.

         BankDirect owns the Internet domain name "bankdirect.com." Domain names in the United States and in foreign countries are regulated by the laws and regulations governing the Internet are continually evolving. Additionally, the relationship between regulations governing domain names and laws protecting intellectual property rights is unclear. As a result, BankDirect may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of its name and other intellectual property rights.

         COMPETITION. BankDirect believes that the principal competitive factors in the banking industry are market presence, customer service, convenience, product offerings and deposit and loan rates and associated account fees. While the banking industry is highly competitive, BankDirect believes it competes effectively with its principal competitors, which are traditional banks, Internet banks and other financial services providers. BankDirect believes its low cost structure, which allows it to offer attractive interest rates and low fees, gives BankDirect a competitive advantage over traditional banks, which must support a physical branch structure. It also believes its operating history and name recognition gives BankDirect an advantage over other independent Internet banks, most of which are still in a relatively early stage of operation. Furthermore, BankDirect is able to offer a broader array of products and services than many non-bank financial services providers. However, many of its competitors have larger customer bases, greater name recognition and brand awareness, greater financial and other resources and longer operating histories. Additionally, new competitors and competitive factors are likely to emerge, particularly in view of the rapid development of e-commerce.

         EMPLOYEES. As of March 31, 2000, BankDirect had 33 full-time employees, eight of whom were officers of BankDirect. BankDirect provide medical and hospitalization insurance to its full-time employees. We consider BankDirect's relations with its employees to be good. BankDirect is not a party to any collective bargaining agreement.

         PROPERTIES. The executive offices of BankDirect are at 2100 McKinney Avenue, Dallas, Texas 75201. BankDirect operates a customer service call center located at 4230 LBJ Freeway, Suite 100, Dallas, Texas 75244. BankDirect leases the space in which its executive offices and call center are located. This lease expires July 31, 2002, not including any renewal option that may be available.

LEGAL PROCEEDINGS.

         None of Texas Capital Bancshares, Texas Capital Bank or BankDirect is a party to a pending legal proceeding or has any property subject to a pending legal proceeding. In addition, none of Texas Capital Bancshares, Texas Capital Bank or BankDirect is aware of a proceeding being contemplated by a governmental authority with it as a party.



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                           SUPERVISION AND REGULATION

       BankDirect currently operates as a division of Texas Capital Bank and has filed an application to be chartered as a Texas state savings bank. Until such application is approved, BankDirect will continue to operate as a division of Texas Capital Bank and be subject to the regulations applicable to Texas Capital Bank. To the extent we discuss BankDirect as a separate banking entity or regulations applicable to Texas state savings banks, you should be aware that such references are intended to anticipate the regulations BankDirect will be subject to following its charter as a Texas state savings bank. You should also be aware that, although we anticipate that BankDirect will be chartered as a Texas state savings bank, we cannot guarantee that such charter will be issued or the timing of such issuance.

       Current banking laws contain numerous provisions affecting various aspects of our business. As banks, Texas Capital Bank and BankDirect are subject to state and federal banking laws and regulations that impose specific requirements on and provide regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended for the protection of depositors, the deposit insurance funds of the Federal Deposit Insurance Corporation, and the banking system as a whole, rather that for the protection of our stockholders. Banking regulators have broad enforcement powers over bank holding companies and banks including the power to impose large fines and other penalties for violations of laws and regulations. The following is a brief summary of certain laws and regulations to which we are subject.

       A bank that operates as a national banking association incorporated under the laws of the United States is subject to examination by the Office of the United States Comptroller of the Currency. Deposits in a national bank are insured by the Federal Deposit Insurance Corporation up to a maximum amount (generally $100,000 per depositor) in the event an insured bank is closed without adequately providing for payment of claims of depositors and preventing the continuance or development of unsound banking practices. The Comptroller of the Currency and the Federal Deposit Insurance Corporation regulate or monitor all areas of a national bank's operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rate risk management, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The Comptroller of the Currency requires national banks to maintain certain capital ratios and imposes limitations on its aggregate investment in real estate, bank premises, and furniture and fixtures. National banks are currently required by the Comptroller of the Currency to prepare quarterly reports on their financial condition and to conduct an annual audit of their financial affairs in compliance with minimum standards and procedures prescribed by the Comptroller of the Currency.

       A bank that operates as a state savings bank incorporated under the laws of Texas is subject to examination by the Texas Savings and Loans Department. Deposits in a state savings bank are insured by and, as a result, regulated by the Federal Deposit Insurance Corporation to the same extent as a national bank. The Texas Savings and Loans Department performs similar regulatory and monitoring functions with respect to the operations state savings banks as those of the Comptroller of the Currency with respect to national banks. In addition, a Texas state savings bank is required to invest at least 15% of its local service area deposits in (1) home improvement loans, (2) interim residential construction loans and (3) community reinvestment loans.


RESTRICTIONS ON DIVIDENDS

       National banks are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, national banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, a Federal Deposit Insurance Corporation insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or in the event it is undercapitalized.

       It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

       If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsound practice (which could include the payment of dividends), such authority may require, generally after notice and hearing, that such institution or holding company cease and desist such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe banking practice. Moreover, the Federal Reserve and the Federal Deposit Insurance Corporation have issued policy statements providing that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

SUPPORT OF SUBSIDIARY BANKS

       Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

       In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

SUPERVISION BY THE FEDERAL RESERVE BOARD

       We operate as a bank holding company registered under the Bank Holding Company Act, and, as such, we are subject to supervision, regulation and examination by the Federal Reserve Board. The Bank Holding Company Act and other Federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

       Because we are a legal entity separate and distinct from our subsidiaries, our right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of a Subsidiary, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its stockholders, including any depository institution holding company (such as ours) or any stockholder or creditor thereof.

       Activities "Closely Related" to Financial Activities. The Bank Holding Company Act prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of any company which is not a bank or from engaging in any activities other than those substantially related to financial activities. As a bank holding company, our activities and those of our banking and nonbanking subsidiaries will be limited to the business of activities closely related or incidental to financial activities, and we may not directly or indirectly acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board.

       Sound Banking Practice. Bank holding companies are not permitted to engage in unsound banking practices. For example, the Federal Reserve Board's Regulation Y requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank's soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve Board believed it not prudent to do so.

       The Financial Institutions Reform, Recovery and Enforcement Act of 1989 expanded the Federal Reserve Board's authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. The Financial Institutions Reform, Recovery and Enforcement Act increased the amount of civil money penalties which the Federal Reserve Board can assess for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. The Financial Institutions Reform, Recovery and Enforcement Act also expanded the scope of individuals and entities against which such penalties may be assessed.

       Anti-Tying Restrictions. Bank holding companies and affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

       Annual Reporting; Examinations. Bank holding companies are required to file an annual report with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the bank holding company for the cost of such an examination.

       Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets and certain off-balance sheet assets such as letters of credit are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements).

       In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Bank holding companies must maintain a minimum leverage ratio of at least 3.0%, although most organizations are expected to maintain leverage ratios that are 100 to 200 basis points above this minimum ratio.

       The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the Federal Reserve Board provide that concentration of credit risks arising from nontraditional activities, as well as an institution's ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization's overall capital adequacy.

       The Federal Reserve Board and the Comptroller of the Currency recently adopted amendments to their risk-based capital regulations to provide for the consideration of interest rate risk in the agencies' determination of a banking institution's capital adequacy.

TRANSACTIONS WITH AFFILIATES AND INSIDERS

       As a federally chartered bank holding company, we are subject to Section 23A of the Federal Reserve Act which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or the securities or obligations of any of our non-banking subsidiaries.

       We also are subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. We are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. These restrictions contained in the Federal Reserve Act and Federal Reserve Regulation O apply to all insured institutions and their subsidiaries and holding companies. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the Federal Deposit Insurance Corporation may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

CORRECTIVE MEASURES FOR CAPITAL DEFICIENCIES.

       The Federal Deposit Insurance Corporation Improvement Act imposes a regulatory matrix which requires the federal banking agencies, which include the United States Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Office of the Comptroller of Currency and the Federal Reserve Board to take "prompt corrective action" with respect to capital deficient institutions. The prompt corrective action provisions require undercapitalized institutions to become subject to an increasingly stringent array of restrictions, requirements and prohibitions, as their capital levels deteriorate and supervisory problems mount. Should these corrective measures prove unsuccessful in recapitalizing the institution and correcting its problems, the Federal Deposit Insurance Corporation Improvement Act mandates that the institution be placed in receivership.

       Pursuant to regulations promulgated under the Federal Deposit Insurance Corporation Improvement Act, the corrective actions that the banking agencies either must or may take are tied primarily to an institution's capital levels. In accordance with the framework adopted by the Federal Deposit Insurance Corporation Improvement Act, the banking agencies have developed a classification system, pursuant to which all banks and thrifts will be placed into one of five categories. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A well capitalized bank has a total risk-based capital ratio (total capital to risk weighted assets) of 10.0% or higher; a Tier 1 risk-based capital ratio (Tier I capital to risk-weighted assets) of 6.0% or higher; a leverage ratio (Tier I capital to total adjusted assets) of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. Texas Capital Bank's risk-based capital ratio was 17.95% at March 31, 2000 and, as a result, it is currently classified as "well capitalized" for purposes of the Federal Deposit Insurance Corporation's prompt corrective action regulations.

       In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

       As an institution's capital decreases, the Federal Deposit Insurance Corporation's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The Federal Deposit Insurance Corporation has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

       Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

DEPOSIT INSURANCE ASSESSMENTS

       Banks must pay assessments to the Federal Deposit Insurance Corporation for federal deposit insurance protection. The Federal Deposit Insurance Corporation has adopted a risk-based assessment system as required by the Federal Deposit Insurance Corporation Improvement Act. Under this system, Federal Deposit Insurance Corporation insured depository institutions pay insurance premiums at rates based on their risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the Federal Deposit Insurance Corporation can impose special assessments in certain instances.

SECURITIES ACTIVITIES

       The Bank Holding Company Act permits bank holding companies to engage, through non-bank subsidiaries, in certain securities-related activities under certain circumstances. In such circumstances, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

CONTROL ACQUISITIONS

       The Change in Bank Control Act prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, would, under the circumstances set forth in the presumption, constitute acquisition of control of us.

       In addition, any entity is required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of our outstanding common stock, or otherwise obtaining control or a "controlling influence" over us.

AUDIT REPORTS

       Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the Federal Deposit Insurance Corporation, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The Federal Deposit Insurance Corporation Improvement Act requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

BRANCHING

       National bank branches are required by the National Bank Act of 1864, as amended to adhere to branch banking laws applicable to state banks in the states in which they are located. Under federal legislation, a bank may merge or consolidate across state lines unless, prior to May 31, 1997, either of the states involved elected to prohibit such mergers or consolidations. Prior to the effective date of this legislation, a bank may merge or consolidate across state lines only if both of the states involved elect to "opt-in" early to the provisions of the legislation. States may also authorize banks from other states to engage in branching across state lines de novo and by acquisition of branches without acquiring a whole banking institution. Texas has chosen to opt-out of the provisions of this federal law. State law in Texas permits branching anywhere in the state. State law in New Mexico and Oklahoma prohibits branching across state lines.

COMMUNITY REINVESTMENT ACT

       The Community Reinvestment Act requires that, in connection with examinations of financial institutions, within the Office of the Comptroller of the Currency's jurisdiction, the Office of the Comptroller of the Currency evaluates the record of such financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Texas Capital Bank received a satisfactory rating from the Comptroller of the Currency after its most recent examination.

FAIR LENDING

       Congress and various federal agencies (including, in addition to the bank regulatory agencies, the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice) responsible for implementing the nation's fair lending laws have been increasingly concerned that prospective home buyers and other borrowers are experiencing discrimination in their efforts to obtain loans. In recent years, the Department of Justice has filed suit against institutions that it determined had discriminated, seeking fines and restitution for borrowers who allegedly suffered from discriminatory practices. Most, if not all, of these suits have been settled (some for substantial sums) without a full adjudication on the merits.

       On March 8, 1994, these various federal agencies, in an effort to clarify what constitutes lending discrimination and to specify the factors the agencies will consider in determining if lending discrimination exists, announced a joint policy statement detailing specific discriminatory practices prohibited under the Equal Credit Opportunity Act and the Fair Housing Act. In the policy statement, three methods of proving lending discrimination were identified: (i) overt evidence of discrimination, when a lender blatantly discriminates on a prohibited basis, (ii) evidence of disparate treatment, when a lender treats applicants differently based on a prohibited factor even where there is no showing that the treatment was motivated by prejudice or a conscious intention to discriminate against a person and (iii) evidence of disparate impact, when a lender applies a practice uniformly to all applicants, but the practice has a discriminatory effect, even where such practices are neutral on their face and are applied equally, unless the practice can be justified on the basis of business necessity.

FEDERAL HOME LOAN BANK SYSTEM.

       The Federal Home Loan Bank System consists of 12 regional Federal Home Loan Banks, each subject to supervision and regulation by the Federal Housing Finance Board. The Federal Home Loan Banks provide a central credit facility for member savings associations. Collateral is required. The maximum amount that the Federal Home Loan Bank of Dallas will advance fluctuates from time to time in accordance with changes in policies of the Federal Housing Finance Board and the Federal Home Loan Bank of Dallas, and the maximum amount generally is reduced by borrowings from any other source. In addition, the amount of Federal Home Loan Bank advances that a savings association may obtain will be restricted in the event the institution fails to constitute a Qualified Trust Lender. Texas Capital Bank is a member of the Federal Home Loan Bank System.

OTHER REGULATIONS

       Interest and certain other charges collected or contracted for by Texas Capital Bank and BankDirect will be subject to state usury laws and certain federal laws concerning interest rates. The loan operations of Texas Capital Bank and BankDirect will also be subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of Texas Capital Bank and BankDirect also will be subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

EXAMINATIONS

       Texas Capital Bank will be examined periodically by representatives of the Comptroller of the Currency. Following its charter as a state savings bank, BankDirect will be examined periodically by representatives of the Texas Savings and Loan Department. Both Texas Capital Bank and BankDirect will be examined by the Federal Deposit Insurance Corporation. Such examinations will review areas such as capital adequacy, reserves, loan portfolio quality and management, consumer and other compliance issues, investments and management practices. In addition to these regular examinations, Texas Capital Bank and BankDirect will be required to furnish quarterly and annual reports to their respective regulators. The Comptroller of the Currency may exercise cease and desist or other supervisory powers over a national bank if the actions of such national bank represent unsafe or unsound practices or violations of law. Similarly, the Texas Savings and Loan Department may exercise cease and desist or other supervisory powers over a state savings bank if the actions of such national bank represent unsafe or unsound practices or violations of law. Although Texas Capital Bank and BankDirect will be subject to extensive regulation, supervision and examination, such activities do not eliminate and may not lessen the investment risk associated with purchase of the our common stock and may increase our costs of doing business.

       The Federal Deposit Insurance Corporation periodically examines and evaluates insured banks. Based on such an evaluation, the Federal Deposit Insurance Corporation may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the Federal Deposit Insurance Corporation determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

GOVERNMENTAL FISCAL AND MONETARY POLICIES

       The commercial banking business is affected not only by general economic conditions but also by the fiscal and monetary policies of the Federal Reserve Board. Some of the instruments of fiscal and monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window," open market operations, the imposition of and changes in reserve requirements against member banks' deposits and assets of foreign branches, the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates, and the placing of limits on interest rates that member banks may pay on time and savings deposits. Such policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on time and savings deposits.

The nature of future fiscal and monetary policies and the effect of such policies on the future business and our earnings cannot be predicted.

ENFORCEMENT POWERS OF THE FEDERAL BANKING AGENCIES

       The Federal Reserve Board, the Comptroller of the Currency, the Texas Savings and Loan Department, and the Federal Deposit Insurance Corporation have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject us, Texas Capital Bank and BankDirect, as well as officers, directors and other of our affiliates, to administrative sanctions and substantial civil money penalties. The appropriate federal banking agency may appoint the Federal Deposit Insurance Corporation as conservator or receiver for a banking institution (or the Federal Deposit Insurance Corporation may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan.

       Imposition of Liability for Undercapitalized Subsidiaries. The Federal Deposit Insurance Corporation Improvement Act requires bank regulators to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan. Under the Federal Deposit Insurance Corporation Improvement Act, the aggregate liability of all companies controlling an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The guarantee and limit on liability expire after the regulators notify the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. The Federal Deposit Insurance Corporation Improvement Act grants greater powers to the bank regulators in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

       Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or direct or indirect ownership or control of more than 5% of any class of voting shares of any bank. Accordingly, the acquisition of Texas Capital Bank or any other bank subsidiary would be subject to the prior approval of the Federal Reserve Board. The Federal Reserve Board will allow the acquisition by a bank holding company of an interest in any bank located in another state only if the laws of the state in which the target bank is located expressly authorize such acquisition. The Texas Banking Code permits, in certain circumstances, out-of-state bank holding companies to acquire banks and bank holding companies in Texas.

       Economic Growth and Regulatory Paperwork Reduction Act. The Economic Growth and Regulatory Paperwork Reduction Act of 1996 principal provisions relate to capitalization of the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation, but it also contains numerous regulatory relief measures, including provisions to reduce regulatory burdens associated with compliance with various consumer and other laws applicable to the Bank, including, for example, provisions designed to coordinate the disclosure and other requirements under the Truth-in-Lending Act and the Real Estate Settlement Procedures Act and modify certain insider lending restrictions and anti-tying prohibitions.

BROKERED DEPOSIT RESTRICTIONS

       Institutions that are only "adequately capitalized" (as defined for purposes of the prompt corrective action rules described above) cannot accept, renew or roll over brokered deposits except with a waiver from the Federal Deposit Insurance Corporation, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

CROSS-GUARANTEE PROVISIONS

       The Financial Institutions Reform, Recovery and Enforcement Act contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the Federal Deposit Insurance Corporation for any losses incurred in connection with the failure of a commonly controlled depository institution.

INSTABILITY AND REGULATORY STRUCTURE

       Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is introduced in Congress from time to time. Such legislation may change banking statutes and the environment in which we and our banking subsidiaries operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of our subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

       One of the major effects of Federal Deposit Insurance Corporation Improvements Act was the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and Federal Deposit Insurance Corporation have extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the Federal Deposit Insurance Corporation may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         Texas Capital Bancshares formed its wholly owned subsidiary, Texas Capital Bank, through the acquisition of Resource Bank, N.A. on December 18, 1998. Texas Capital Bancshares' financial statements include the operations of Texas Capital Bank (formerly Resource Bank) from December 18, 1998. The operations of Resource Bank prior to December 18, 1998 are shown separately as predecessor financial statements. See Note 1 to the consolidated financial statements.

                                             TEXAS CAPITAL BANCSHARES                        RESOURCE BANK
                                        -----------------------------------          -------------------------------
                                                                                       JANUARY 1,       INCEPTION
                                           YEAR ENDED     INCEPTION THROUGH             THROUGH          THROUGH
                                          DECEMBER 31,      DECEMBER 31,               DECEMBER 18,     DECEMBER 31,
                                             1999                1998                     1998             1997
                                                   (In Thousands, except Per Share and Percentage Data)
SELECTED FINANCIAL DATA
For the period:
Interest income                             $14,414             $213                      $1,097            $86
Interest expense                              6,166               32                         377             10
Net interest income                           8,248              181                         720             76
Provision for loan losses                     2,687                1                          69             30
Net Loss                                     (9,298)            (739)                       (346)          (222)
Period-end:
Loans, net                                  224,795           10,992                                      1,502
Assets                                      408,579           89,311                                      8,060
Deposits                                    287,068           16,018                                      3,386
Short-term borrowings                        46,267               --                                         --
Shareholders' equity                         72,912           73,186                                      4,638

PROFITABILITY STATISTICS
Earnings per share
Basic and Diluted                             (1.23)           (1.23)

SELECTED BALANCE SHEET STATISTICS
Period-end:
     Total capital ratio                       23.8%           267.0%                                    184.65%
     Tier 1 capital ratio                      23.0%           266.6%                                    183.47%
     Tier 1 leverage ratio                     21.5%           397.9%                                     71.41%
     Reserve for loan losses to loans          1.22%             .90%                                      1.96%

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF PERFORMANCE

         Texas Capital Bancshares was formed on March 1, 1998 and conducts business through its subsidiary, Texas Capital Bank. Texas Capital Bank was formed through the acquisition of Resource Bank, N.A. on December 18, 1998. Prior to December 18, 1998, Texas Capital Bancshares had no substantive operations and focused its efforts primarily on raising capital. Since that time, Texas Capital Bancshares has focused on building an infrastructure to support the growth of the traditional banking operations of Texas Capital Bank, as well as the establishment of Internet banking through BankDirect, a division of Texas Capital Bank.

         The results of Texas Capital Bancshares for the year ended December 31, 1999 include the results of Texas Capital Bank for the entire year and include the costs of establishing the infrastructure to support the traditional and Internet bank. The results of operations for the year ended December 31, 1998 include the results of operations at Texas Capital Bank (formerly Resource Bank) from the acquisition date through year-end. The results of Resource Bank prior to December 18, 1998 are presented separately as predecessor financial statements.

TEXAS CAPITAL BANCSHARES 1999 COMPARED TO 1998

         Texas Capital Bancshares recorded a net loss of $9.3 million for 1999 compared to $739,000 for 1998. Basic and diluted earnings per common share were $(1.23) for both 1999 and 1998. Returns on average assets and average equity were (4.45)% and (12.13)%, respectively, for 1999 compared to (5.83)% and (12.52)%, respectively, for 1998.

         The increase in net loss for 1999 was due to an increase of $14.3 million or 1,548% in non-operating expenses, related to infrastructure established by Texas Capital Bancshares to support Texas Capital Bank and BankDirect. Net interest income, totaled $8.3 million for 1999 compared to $181,000 for 1998. The increase in net interest income was primarily due to a significant increase in average earning assets.

         Non-interest income increased by $354,000 in 1999 to $358,000 compared to $4,000 in 1998. The increase is primarily due to overall increase in deposits for 1999, which resulted in more service charges on deposit accounts. Also, Texas Capital Bank's trust department was formed during 1999, which contributed $158,000 of additional fees. Other income increased by $72,000 in 1999 primarily related to letter of credit fees, merchant fee income, and other miscellaneous fees, which are a result of the large increase in deposits in 1999.

         Non-interest expenses increased by $14.3 million in 1999 to $15.2 million compared to $923,000 in 1998. The increase was due primarily to the infrastructure that was established in 1999, which included an increase in total full time employees from 21 at December 31, 1998 to 139 at December 31, 1999. Texas Capital Bancshares added four additional locations in the Dallas/Fort Worth area during 1999. Also, Texas Capital Bancshares incurred advertising expenses of $2.1 million in 1999 compared to $0 in 1998. Advertising expenses included direct marketing and branding for Texas Capital Bank and BankDirect.

RESOURCE BANK (PREDECESSOR COMPANY) 1998 COMPARED TO 1997

         Net loss for 1997 was $222,000 compared to $346,000 for 1998. The increase in net loss for 1998 was as a result of 1998 including almost a full year of operations. Net interest revenue, totaled $720,000 for 1998 compared to $76,000 in 1997. This increase in net interest revenue was due to growth in earning assets.

         Non-interest income for 1998 increased $57,000 or 1,900% to $60,000 in 1998 compared to $3,000 in 1997. All areas contributed to this increase, as 1998 represented almost a full year of operations and deposits increased significantly over the prior year.

         Non-interest expenses for 1998 increased by $786,000, from $271,000 in 1997 to $1.1 million in 1998. The increase is attributed to 1998 including almost a full year of operations.

         The following sections describe in more detail the key operating statistics of the our banking operations. For the purpose of these comparisons, the 1998 information includes the combined results of Texas Capital Bancshares and Resource Bank, the predecessor to Texas Capital Bank.

NET INTEREST INCOME

         Net interest income totaled $8.3 million for 1999 compared to $901,000 for 1998. The increase in net interest income was primarily due to a significant increase in average earning assets. Average earning assets increased by $184 million during 1999, primarily due to growth related to Texas Capital Bank's focus on commercial middle markets and an investment of excess funds in securities. Additionally, the mix of earning assets improved during 1999. Average loans, which generally have higher yields than other types of earning assets, increased to 48.7% of earning assets in 1999 compared to 41.9% in 1998.

         Average interest bearing liabilities also increased by $111 million during 1999. The average cost of interest bearing liabilities increased in 1999 to 5.18% from 4.90% in 1998. The increase is largely due to higher rates paid by BankDirect.

VOLUME/RATE ANALYSIS
(In Thousands)                                Texas Capital Bancshares(1)
                          -------------------------------------------------------------------
                                      1999/1998                          1998/1997
                          ----------------------------------  -------------------------------
                                           Change Due To(2)                Change Due To(2)
                                       ---------------------             --------------------
                           Change      Volume     Yield/Rate   Change     Volume   Yield/Rate
                          --------    --------    ----------  --------   --------  ----------
Interest income:
Securities                $  5,385    $  5,307    $     78    $    172   $    187   $    (15)
Loans                        7,516      10,586      (3,070)        764        649        115
Federal funds sold             348         157         191         133        289       (156)
Deposits in other banks       (145)       (145)       --           155        155       --
                          --------    --------    --------    --------   --------   --------
Total                       13,104      15,905      (2,801)      1,224      1,280        (56)
                          --------    --------    --------    --------   --------   --------
Interest expense:
Transaction deposits            59          47          12           6          5          1
Savings deposits             2,613       2,034         579         100         88         12
Time deposits                2,489       2,531         (42)        286        299        (13)
Borrowed funds                 596         977        (381)          7          7       --
                          --------    --------    --------    --------   --------   --------
Total                        5,757       5,589         168         399        399
                          --------    --------    --------    --------   --------   --------
Net interest income       $  7,347    $ 10,316    $ (2,969)   $    825   $    881   $    (56)
                          ========    ========    ========    ========   ========   ========

(1) For the purpose of comparison, the table includes the operations of Texas Capital Bancshares and its predecessor, Resource Bank.

(2) Changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.

         Net interest margin, the ratio of net interest income to average earning assets, decreased from 5.65% in 1998 to 4.12% in 1999. This decrease was due primarily to the effect of competitive pricing on loans in our primary markets, as well as a focus toward middle market lending, which is more aggressively priced than the small business loans that were originated prior to our acquisition of Resource Bank. In addition, the cost of interest bearing liabilities increased by .28% in 1999, primarily due to higher interest rates offered by BankDirect.

         The financial service environment in Texas Capital Bank's primary markets is highly competitive due to a large number of commercial banks, thrifts, credit unions and brokerage firms. Additionally, many customers already had access to national and regional financial institutions for many products and services. Management expects that we will continue to be able to successfully compete with these financial institutions by delivering the products and services traditionally associated with a large bank with the responsiveness of a smaller, community bank.

NON-INTEREST INCOME
(In Thousands)                          Texas Capital Bancshares           Resource Bank
                                      -----------------------------     -----------------
                                         Year Ended     Year Ended      Inception through
                                            1999          1998(1)       December 31, 1997
                                      -------------  -------------      -----------------
Service charges on deposit accounts   $       127    $        24        $         1
Trust fee income                              158             --                 --
Loss on sale of securities                     (1)            --                 --
Other                                          74             40                  2
                                      -----------    -----------        -----------
    Total non-interest income         $       358    $        64        $         3
                                      ===========    ===========        ===========

(1) For the purpose of comparison, the table includes the operations of Texas Capital Bancshares and its predecessor, Resource Bank.

         Non-interest income increased by $294,000 or 459% compared to 1998. Service charges on deposit accounts, which are included in non-interest income, increased $103,000 or 429% due to the large increase in total deposits, which resulted in a higher volume of transactions. Service charges on deposit accounts contributed 35.5% of our non-interest income for 1999 compared to 37.5% in 1998. Trust fee income contributed 44% of non-interest income for 1999. Our trust department was formed during 1999. Other income increased by $34,000, or 85% as compared to 1998 due to letter of credit fees, merchant fee income, and other miscellaneous fees, which are primarily related to the significant increase in deposits in 1999.

         While management expects continued growth in other operating revenue, the future rate of increase could be affected by increased competition from national and regional financial institutions and from market saturation. In addition, competing with other Internet banks requires that BankDirect charge fewer service charges than a traditional bank. Continued growth may require us to introduce new products or to enter new markets. This growth introduces additional demands on capital and managerial resources.

OTHER OPERATING EXPENSE

         Other operating expense totaled $15.2 million for 1999 compared to $2.0 million in 1998, an increase of 669%. Approximately $6.8 million, or 52%, of this increase was related to salary and employee benefits. Total full time employees increased from 21 at December 31, 1998 to 139 at December 31, 1999. This increase was due to the creation of infrastructure for the traditional bank and BankDirect.

         Net occupancy expense for 1999 increased $1.6 million or 578%. The increase was primarily due to four additional full service branch locations in the Dallas/Fort Worth area, which included two in Dallas, one in Plano, which is a suburban area of Dallas, and one in Fort Worth. In addition, loan production offices in Santa Fe, New Mexico and Tulsa, Oklahoma were opened.

         Advertising expense for 1999 totaled $2.1 million compared to $9,000 in 1998. Advertising expense includes direct marketing with print and on-line ads, and branding for the traditional bank and BankDirect. Legal and professional expense for 1999 totaled $1.1 million compared to $238,000 in 1998. The increase is partially due to costs associated with establishing employee benefit plans which are discussed in more detail in Note 9 of the financial statements. As discussed in Note 16 of the financial statements, we are in the process of obtaining regulatory approval for the formation of a state chartered savings bank, and we plan to transfer the operations of BankDirect to the Texas state savings bank charter. Legal expenses have been incurred with this proposed transaction. Communications and data processing expenses increased to $824,000 in 1999, as compared to $87,000 in 1998. This increase is due to the strong growth in our loans and deposits, which created significantly more transactions to be processed.

OTHER OPERATING EXPENSE
(In Thousands)                        Texas Capital Bancshares       Resource Bank
                                     --------------------------   -------------------
                                       Year ended   Year ended    Inception through
                                         1999         1998(1)     December 31, 1997
                                     ------------  -----------    ------------------
Salaries and employee benefits       $     7,761   $     1,012      $       136
Net occupancy expense                      1,824           269               38
Advertising                                2,112             9               14
Legal and professional                     1,067           238               20
Communications and data processing           824            87               11
Franchise taxes                              181            11               22
Other expense                              1,448           354               30
                                     -----------   -----------      -----------
Total                                $    15,217   $     1,980      $       271
                                     ===========   ===========      ===========

(1) For the purpose of comparison, the table includes the operations of Texas Capital Bancshares and its predecessor, Resource Bank.

INCOME TAXES

         As Texas Capital Bancshares and Resource Bank incurred net operating losses for each period presented, there were no current or deferred provision for income taxes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1999, we had a net deferred tax asset of $4.5 million with a reserve equal to that amount. Net operating loss carryforwards at December 31, 1999 were $9.2 million.

TEXAS CAPITAL BANCSHARES
(In Thousands except
Share Data)                                   Selected Quarterly Financial Data
                             ---------------------------------------------------------------------
                              Fourth       Third       Second      First       Fourth      Third
                             ---------    --------    --------    --------    --------    --------
                                                  1999                                1998
                             ---------------------------------------------    --------------------
Interest income               $  6,362    $  4,145    $  2,435    $  1,472    $    213    $     --
Interest expense                 3,327       1,896         737         206          31           1
                             ---------   ---------   ---------   ---------    --------    --------
Net interest income              3,035       2,249       1,698       1,266         182          (1)
Provision for loan losses        1,192         588         701         206           1          --
                             ---------   ---------   ---------   ---------    --------    --------
Net interest income after        1,843       1,661         997       1,060         181          (1)
provision for loan losses
Non-interest income                167         130          46          16           4          --
Securities gains                    (1)         --          --          --
(losses), net
Other operating expense          5,651       4,197       3,276       2,093         799         124
                             ---------   ---------   ---------   ---------    --------    --------
Income (Loss) before taxes      (3,642)     (2,406)     (2,233)     (1,017)       (614)       (125)
Income tax expense                  --          --          --          --          --          --
                             ---------   ---------   ---------   ---------    --------    --------
Net loss                     $  (3,642)  $  (2,406)  $  (2,233)  $  (1,017)   $   (614)   $   (125)
                             =========   =========   =========   =========    ========    ========

Earnings per share:
   Basic and diluted              (.48)       (.32)       (.29)       (.14)
                             =========   =========   =========   =========

Average shares:
   Basic and diluted         7,635,000   7,651,000   7,661,000   7,312,000
                             =========   =========   =========   =========

RESOURCE BANK
(In Thousands)                                              Selected Quarterly Financial Data
                                                    ----------------------------------------------------
                                                                              1998
                                                    ----------------------------------------------------
                                                    October 1 through
                                                       December 18       Third       Second      First
                                                    ------------------  --------    --------    --------
Interest income                                       $    335          $    381    $    225    $    156
Interest expense                                           135               156          57          29
                                                      --------          --------    --------    --------
Net interest income                                        200               225         168         127

Provision for loan losses                                   38                 6          19           6
                                                      --------          --------    --------    --------
Net interest income after provision for loan               162               219         149         121
losses
Non-interest income                                         13                 6          35           6
Securities gains (losses), net                              --                --          --          --
Other operating expense                                    236               262         303         256
                                                      --------          --------    --------    --------
Income before taxes                                        (61)              (37)       (119)       (129)
Income tax expense                                          --                --          --          --
                                                      --------          --------    --------    --------
Net loss                                              $    (61)         $    (37)   $   (119)   $   (129)
                                                      ========          ========    ========    ========

ANALYSIS OF FINANCIAL CONDITION

SECURITIES PORTFOLIO

         Securities are identified as either held-to-maturity or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held-to-maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Available-for-sale securities are those that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in Shareholders' Equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.

         During 1999, we increased our securities portfolio by $161 million. The portfolio is primarily comprised of government agencies, mortgage-backed securities, and corporate bonds.

         Our unrealized loss on the securities portfolio value increased from $4,000, which represented .13% of the amortized cost at December 31, 1998, to $3.2 million, which represented 1.91% of the amortized cost at December 31, 1999, due to an increase in market interest rates during the year. Rising interest rates tend to both decrease the value of fixed rate securities and extend the average expected life of mortgage-backed securities.

         The average expected life of the mortgage-backed securities was 3.1 years at December 31, 1999. The effect of changes in interest rates on our earnings and equity is discussed in the Market Risk section of this report.

         The following presents the book values and fair values of the securities portfolio at December 31, 1999, 1998 and 1997. At December 31, 1999, we had securities from three issuers that exceeded 10% of equity. The issuers were Bear Stearns Mortgage, PNC Mortgage Securities, and Sears. Amortized costs of securities from each issuer were, $9.2 million, $13.3 million, and $9.9 million, respectively. Fair values of the securities were $9.1 million, $12.9 million, and $9.9 million, respectively. Additional information regarding the securities portfolio is presented in Note 3 to the Consolidated Financial Statements.

SECURITIES
(In Thousands)                         Texas Capital Bancshares                      Resource Bank
                             -------------------------------------------------   -----------------------
                                December 31, 1999         December 31, 1998          December 31, 1997
                             ------------------------  -----------------------   -----------------------
                              Amortized      Fair      Amortized       Fair       Amortized      Fair
                                Cost         Value       Cost          Value       Cost         Value
                             ----------   ----------   ----------   ----------   ----------   ----------
Available-for-sale:
U.S. Government Agency       $   72,846   $   70,586   $    3,000   $    2,996   $    2,000   $    2,000
Mortgage backed securities       58,463       57,716           --           --           --           --
Other debt securities            31,823       31,632           --           --           --           --
Equity securities                 4,475        4,475          175          175          165          165
                             ----------   ----------   ----------   ----------   ----------   ----------
Total                        $  167,607   $  164,409   $    3,175   $    3,171   $    2,165   $    2,165
                             ==========   ==========   ==========   ==========   ==========   ==========

LOAN PORTFOLIO

       Loans increased $217 million or 1,952% during 1999. Commercial loans increased by $151 million or 6,759% over 1998. This strong growth in commercial loans is primarily related to our focus on middle market lending. Commercial loans now comprise 67.1% of total loans compared to 20.1% at December 31, 1998. Total construction loans grew by $7.0 million or 154% during 1999. Total permanent real estate loans grew by $49 million or 1,548%. Total real estate loans comprise 27.8% of total loans at December 31, 1999 compared to 69.4% at December 31, 1998. This decrease is a result of the significant growth of the commercial loan portfolio and development of a real estate group not being completed until the last quarter of 1999. We anticipate that the real estate percentage of the portfolio will increase during 2000. Total consumer loans grew $10 million, or 884%.

LOANS

(In Thousands)         Texas Capital Bancshares           Resource Bank
               -------------------------------------    -----------------
               December 31, 1999   December 31, 1998    December 31, 1997
               -----------------  ------------------    -----------------
Commercial     $      152,749     $        2,227        $        1,119
Construction           11,565              4,554                    --
Real Estate            51,779              3,142                   352
Consumer               11,507              1,169                    61
               --------------     --------------        --------------
     Total     $      227,600     $       11,092        $        1,532
               ==============     ==============        ==============

While we continue to lend primarily in Texas, notable loan concentrations by primary borrowers industry are discussed in Note 4 to the Consolidated Financial Statements.

LOAN MATURITY AND INTEREST RATE SENSITIVITY ON DECEMBER 31, 1999

                                                                      Remaining Maturities of Selected Loans
(In Thousands)                                           Total      Within 1 Year   1-5 Years     After 5 Years
                                                     ------------   -------------  ------------   -------------
Loan maturity:
   Commercial                                        $    152,749   $     92,015   $     56,984   $      3,750
   Construction                                            11,565          9,744            120          1,701
                                                     ------------   ------------   ------------   ------------
      Total                                          $    164,314   $    101,759   $     57,104   $      5,451
                                                     ------------   ------------   ------------   ------------

Interest rate sensitivity for selected loans with:
   Predetermined interest rates                      $     12,290   $      5,984   $      3,906   $      2,400
   Floating or adjustable interest rates                  152,024         95,775         53,198          3,051
                                                     ------------   ------------   ------------   ------------
      Total                                          $    164,314   $    101,759   $     57,104   $      5,451
                                                     ============   ============   ============   ============

SUMMARY OF LOAN LOSS EXPERIENCE

         The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management's assessment of the loan portfolio in light of current economic conditions and market trends. We recorded a provision of $2.7 million for 1999, and $70,000 for 1998. These provisions were made to reflect management's assessment of the risk of loan losses due to the continued rapid growth in the loan portfolio and the unseasoned nature of the current portfolio.

         The reserve for loan losses is comprised of specific reserves assigned to criticized loans and general reserves. We continuously evaluate our reserve for loan losses to maintain an adequate level to absorb loan losses inherent in the loan portfolio. Factors contributing to the determination of specific reserves include the credit worthiness of the borrower, changes in the value of pledged collateral, and general economic conditions. All loans rated substandard or worse and greater than $250,000 are specifically reviewed and a specific allocation is assigned based on the expected losses of the loans. The expected future cash flows of principal and interest, discounted at the contractual interest rate, are compared to the current carrying value of the asset. As of December 31, 1999, there were no loans rated substandard or worse. For purposes of determining the general reserve, the portfolio is segregated by product types consistent with regulatory reporting categories, and then further segregated by credit grades. Credit grades are assigned to all loans greater than $50,000. Each credit grade is assigned a risk factor, or reserve allocation percentage. These risk factors are multiplied by the outstanding principal balance and risk-weighted by product type and credit grade to calculate the required reserve.

         The reserve allocation percentages assigned to each credit grade have been developed based on industry averages and the prior experience of executive management. The unallocated portion of the general reserve serves to compensate for the uncertainty in estimating loan losses, including the possibility of improper risk ratings and specific reserve allocations. In addition, the reserve considers the trends in peer banks, since Texas Capital Bank is relatively new with no historical loss experience. The results of reviews performed by independent third party reviewers are also considered.

         The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be dynamic and responsive to changes in actual credit losses. The changes are reflected in the general reserve. As we begin to have loss experience, historical loss ratios will be tracked. Currently, the review of reserve adequacy is performed by executive management and presented to the Board of Directors for their review, consideration and ratification on a quarterly basis.

         The reserve for loan losses totaled $2.8 million at December 31, 1999, compared to $100,000, at December 31, 1998. This represents 1.22% and .90% of total loans at December 31, 1999 and 1998, respectively. The table below presents a summary of the loan loss experience for the past three years.


SUMMARY OF LOAN LOSS EXPERIENCE
(In Thousands)

                                                 Texas Capital Bancshares                  Resource Bank
                                       ---------------------------------------  -------------------------------------
                                                                                January 1, 1998
                                       Year Ended December   Inception through      through         Inception through
                                           31, 1999          December 31, 1998  December 18, 1998   December 31, 1997
                                       -------------------  ------------------  -----------------   -----------------
  Beginning balance                         $  100               $ --                 $30              $   --
    Loans charged-off:
      Consumer                                  12                 --                  --                  --
                                            ------               ----                ----              ------
        Total                                   12                 --                  30                  --
                                            ------               ----                ----              ------
  Provision for loan losses                  2,687                  1                  69                  30
  Additions due to
      acquisition of Resource Bank              --                 99                  --                  --
                                            ------               ----                ----              ------
  Ending balance                            $2,775               $100                 $99              $   30
                                            ------               ----                ----              ------
  Reserve for loan losses to
     loans outstanding at                     1.22%               .90%                                   1.96%
     year-end
  Net chargeoffs to average                     --                 --                                      --
     loans
  Provision for loan losses
     to average loans                         2.73%                --                                   22.72%
  Recoveries to gross                           --                 --                                      --
     charge-offs
  Reserve as a multiple of
     net charge-offs                            --                 --                                      --
                                            ------               ----                                  ------
  Problem Loans
                                            ------               ----                                  ------
  Loans past due (90 days)                      --               $ 15                                      --
  Nonaccrual                                    --                 --                                      --
  Renegotiated                                  --                 --                                      --
                                            ------               ----                                  ------
       Total                                $   --               $ 15                                  $   --
                                            ======               ====                                  ======


LOAN LOSS RESERVE ALLOCATION
(In Thousands)                       Texas Capital Bancshares             Resource Bank
                       -------------------------------------------   ----------------------
                        December 31, 1999      December 31, 1998       December 31, 1997
                       ---------------------  --------------------   ----------------------
                       Reserve   % of Loans   Reserve   % of Loans   Reserve     % of Loans
                       --------  ----------   --------  ----------   --------    ----------
Loan category
Commercial             $  1,428         67%   $     --         20%   $     --          73%
Construction                174          5          --         41          --          --
Real Estate                 499         23          --         28          --          23
Consumer                    187          5          --         11          --           4
Nonspecific
    allowance               487         --         100         --          30          --
                       --------   --------    --------   --------    --------    --------
   Total               $  2,775        100%   $    100        100%   $     30         100%
                       ========   ========    ========   ========    ========    ========

NONPERFORMING ASSETS

         We had no nonperforming loans or other real estate at December 31, 1999 and 1998.

DEPOSITS


         Average deposits for 1999 increased $110 million compared to 1998. Demand deposits, interest-bearing transaction accounts, savings, and time deposits increased by $11 million, $3 million, $52 million and $45 million, respectively. The average cost of deposits increased in 1999 due to higher market interest rates. In addition, the Internet bank offered higher rates in order to compete with other Internet banks.

DEPOSIT ANALYSIS

                                 Texas Capital Bancshares
(In Thousands)                       Average Balances
                               ---------------------------
                                       1999           1998
                               ------------   ------------
  Non-interest bearing         $     12,371   $      1,500
  Interest bearing transaction        3,417            448
  Savings                            54,423          2,696
  Time deposits                      50,020          5,126
                               ------------   ------------
  Total average deposits       $    120,231   $      9,770
                               ============   ============

         Uninsured deposits decreased to 20.16% of total deposits for 1999 compared to 32.4% in 1998. Uninsured deposits included approximately $26.3 million of brokered deposits at December 31, 1999. Uninsured deposits as used in this presentation is based on a simple analysis of account balances and does not reflect combined ownership and other account styling that would determine insurance based on FDIC regulations.

MATURITY OF DOMESTIC CDS AND OTHER TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In Thousands)               Texas Capital Bancshares
                      -------------------------------------
                      December 31, 1999   December 31, 1998
                      -----------------   -----------------
Months to maturity:
3 or less             $        19,890     $         1,141
Over 3 through 6               14,036               1,721
Over 6 through 12              16,213               2,021
Over 12                         7,742                 306
                      ---------------     ---------------
Total                 $        57,881     $         5,189
                      ===============     ===============

         We compete for deposits by offering a broad range of products and services to our customers. While this includes offering competitive interest rates and fees, the primary means of competing for deposits is convenience and service to the customers. However, our strategy to provide service and convenience to customers does not include a large branch network. The traditional bank offers 5 full service branches, courier services, and on-line banking. BankDirect serves its customers primarily through on-line banking.

BORROWINGS AND CAPITAL

         We use several borrowing sources to supplement deposits as a funding source to support loan and securities growth. These include Federal Funds purchased and advances from the Federal Home Loan Bank. Average borrowed funds increased $11.2 million over 1998. The December 31, 1999 balance of $46.3 million represented the maximum amount outstanding at any month-end in 1999.

         Interest rates and maturity dates for the various sources of funds are matched with specific types of assets in the asset/liability management process. See Note 7 in the Consolidated Financial Statements for more specifics relating to our borrowings.

         Our equity capital averaged $77 million for 1999. See Note 12 in the Consolidated Financial Statements for additional information regarding the capital adequacy of Texas Capital Bancshares and Texas Capital Bank. Since December 31, 1998, we have repurchased 67,721 shares, at $12.50 per share.

         As stated in Note 16 to the Consolidated Financial Statements, subsequent to year-end, we issued a Private Placement Memorandum to sell 1,000,000 shares of common stock for $14.50 per share. Subsequently, this offering was increased to 1,500,000 shares of common stock. The funds raised in this offering will primarily be used to provide us with additional capital for expansion of operations, customer acquisition, and working capital for Texas Capital Bank and BankDirect. The timing and extent of future growth will constantly be evaluated based on available capital resources.

MARKET RISK

         Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices, and/or equity prices. Additionally, the financial instruments subject to market risk can be classified either as held for trading purposes, or held for other than trading.

         We are subject to market risk primarily through the effect of changes in interest rates on our portfolio of assets held for purposes other than trading. The effect of other changes, such as foreign exchange rates, commodity prices, and/or equity prices do not pose significant market risk to us.

         The responsibility for managing market risk rests with the Balance Sheet Management Committee (BSMC), which operates under policy guidelines established by the Board of Directors. The negative acceptable variation in net interest revenue due to a 200 basis point increase or decrease in interest rates is generally limited by these guidelines to +/- 10%. These guidelines also establish maximum levels for short-term borrowings, short-term assets, and public and brokered deposits. They also establish minimum levels for unpledged assets, among other things. Compliance with these guidelines is the ongoing responsibility of the BSMC, with exceptions reported to the full Board on a quarterly basis.

INTEREST RATE RISK MANAGEMENT

         We perform a sensitivity analysis to identify interest rate risk exposure on net interest revenue. Currently, gap analysis is used to estimate the effect of changes in interest rates over the next twelve months based on three interest rate scenarios. These are a "most likely" rate scenario and two "shock test" scenarios. The first assuming a sustained parallel 200 basis point increase and the second a sustained parallel 200 basis point decrease in interest rates.

         An independent source is used to determine the most likely interest rates for the next year. The Federal Reserve's Federal Funds target affects short-term borrowing; the prime lending rate and the London Interbank Offering Rate (LIBOR) are the basis for most of the variable-rate loan pricing. The 30-year mortgage rate is also monitored because of its effect on prepayment speeds for mortgage-backed securities. These are our primary interest rate exposures. We are currently not using derivatives and other financial instruments, but if they were used, they would be included in this analysis.

         The model utilized incorporates assumptions regarding the level of interest rate or balance changes on indeterminable maturity deposits (demand deposits, interest-bearing transaction accounts and savings accounts) for a given level of market rate changes. The assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Changes in prepayment behavior of mortgage-backed securities, residential, and commercial mortgage loans in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. The impact of planned growth and new business activities is factored into the simulation model.

         At December 31, 1999, this modeling indicated interest rate sensitivity as follows:

(In Thousands)                       Texas Capital Bancshares
                          -------------------------------------------------
                          Anticipated impact over the next twelve months as
                          compared to the most likely scenario
                          -------------------------------------------------
                                  +200 bp          -200 bp
         Change in net
         interest income          $681            $(772)

         The estimated changes in interest rates on net interest revenue are within guidelines established by the Board of Directors for all interest rate scenarios.

         The simulations used to manage market risk are based on numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows, and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest revenue or precisely predict the impact of higher or lower interest rates on net interest revenue. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

YEAR 2000 CONSIDERATIONS

         In late 1999, we completed our remediation and testing of systems. As a result of such planning and implementation efforts, we experienced no significant disruptions in our technology. As a result, we believe our systems have been successfully updated to accommodate the Year 2000 date change. We paid approximately $10,000 during 1999 in connection with remediating our systems. We are not aware of any material problems resulting from Year 2000 issues. We will continue to monitor our technology systems and those of our suppliers and vendors to ensure that any Year 2000 problems that may arise are addressed promptly.

NEW ACCOUNTING STANDARDS

         During 1998, the Financial Accounting Standards Board adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The effective date for SFAS 133 has been deferred until fiscal years beginning after June 15, 2000. We expect to adopt SFAS 133 effective January 1, 2001. SFAS 133 will require the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for special hedge accounting treatment must be adjusted to fair value through income. If the derivative qualifies for hedge accounting, depending on the nature of the hedge, changes in the fair value of the derivatives will either be offset against changes in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Adoption of SFAS 133 is not expected to have a material impact on our financial statements.

TEXAS CAPITAL BANCSHARES, INC.
ANNUAL FINANCIAL SUMMARY - UNAUDITED
CONSOLIDATED DAILY AVERAGE BALANCES, AVERAGE YIELDS AND RATES
(In Thousands except Per Share and Percentage Data)

                                                 Texas Capital Bancshares                            Resource Bank
                                -----------------------------------------------------------    ---------------------------
                                                                                                    Inception through
                                        Year Ended 1999              Year Ended 1998(1)             December 31, 1997

                                 Average   Revenue/   Yield/    Average   Revenue/   Yield/    Average   Revenue/   Yield/
                                 Balance   Expense     Rate     Balance   Expense     Rate     Balance   Expense     Rate
                                --------  --------    -----    --------   -------   -------    -------   -------   -------
Assets
   Taxable securities           $ 91,092  $  5,560     6.10%   $  2,908   $   175   $  6.02%   $    46   $     3      6.52%

   Federal Funds sold             11,260       551     4.89%      6,358       203      3.19%     1,240        70      5.65%

   Deposits in
     other banks                     193        10     5.18%                  155

   Loans                          98,408     8,293     8.43%      6,729       777     11.55%       132        13      9.85%
     Less reserve
       for loan losses               874        --       --          50        --        --          4        --        --
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
   Loans, net                     97,534     8,293     8.50%      6,679       777     11.63%       128        13     10.16%
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
     Total earning
       assets                    200,079    14,414     7.20%     15,945     1,310      8.22%     1,414        86      6.08%
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
   Cash and other
     assets                        8,951                          2,660                            145
                                --------                       --------                        -------
     Total assets               $209,030                       $ 18,605                        $ 1,559
                                ========                       ========                        =======

Liabilities and
   Shareholders'
   Equity
   Transaction deposits         $  3,417  $     66     1.93%   $    448   $     7      1.56%   $    69   $     1      1.45%
   Savings deposits               54,423     2,719     5.00%      2,696       106      3.93%       173         6      3.47%
   Time deposits                  50,020     2,778     5.55%      5,126       289      5.64%        51         3      5.88%
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
     Total
       interest-bearing
       deposits                  107,860     5,563     5.16%      8,270       402      4.86%       293        10      3.41%
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
     Other borrowings             11,251       603     5.37%         80         7      8.75%        --        --
                                --------  --------     ----    --------   -------      ----    -------   -------
     Total
       interest-bearing
       liabilities               119,111     6,166     5.18%      8,350       409      4.90%       293        10      3.41%
                                --------  --------     ----    --------   -------      ----    -------   -------     -----
     Demand deposits              12,371                          1,500                             87
     Other liabilities               899                             89                              7
     Shareholders'
       equity                     76,649                          8,666                          1,172
                                --------                       --------                        -------
     Total
       liabilities and
       shareholders' equity     $209,030                       $ 18,605                        $ 1,559
                                ========                       ========                        =======


     Net interest
       income                             $  8,248                        $   901                        $    76
     Net interest
       revenue to
       earning assets                                  4.12%                           5.65%                          5.37%
                                          --------     ----               -------      ----              -------     -----
     Net Interest
       Income                             $  8,248                        $   901                        $    76
     Provision for
       loan losses                           2,687                             70                             30
Other operating
   revenue                                     358                             64                              3
Other operating
   expense                                  15,217                          1,980                            271
                                          --------                        -------                        -------
Income (loss) before taxes                  (9,298)                        (1,085)                          (222)


Federal and state
   income tax                                   --                             --                             --
                                          --------                        -------                        -------
Net Loss                                  $ (9,298)                       $(1,085)                       $  (222)
                                          ========                        =======                        =======
Return on equity                            (12.13)%                       (12.52)%                       (18.94)%
                                          ========                        =======                        =======
Return on assets                             (4.45)%                        (5.83)%                       (14.24)%
                                          ========                        =======                        =======
Equity to assets                             36.67%                         46.58%                         75.18%
                                          ========                        =======                        =======


(1) For the purpose of comparison, the table includes the operations of Texas Capital Bancshares and its predecessor, Resource Bank.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table shows information concerning the beneficial ownership of common stock as of March 31, 2000, by: (a) each director and director nominee and each executive officer, (b) each person we know to beneficially own more than 5% of the outstanding shares of our common stocks; and (c) all of the officers and directors as a group.

                                                   NUMBER OF SHARES         PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER (1)          BENEFICIALLY OWNED        CLASS (2)
----------------------------------------          ------------------        ---------
Joseph M. Grant (3)                                     355,793                  4.8%
Raleigh Hortenstine III (4)                             146,667                  1.9%
George F. Jones, Jr. (5)                                107,724                  1.4%
Gregory B. Hultgren (6)                                  58,355                     *
Gregg L. Engles                                           8,066                     *
John C. Goff (7)                                        373,033                  4.9%
Frederick B. Hegi, Jr. (8)                               88,759                  1.2%
James R. Holland, Jr. (9)                               197,587                  2.6%
Walter W. McAllister III                                 16,000                     *
R. Drayton McLane, Jr.                                  200,251                  2.6%
Lee Roy Mitchell (10)                                    80,109                  1.1%
Marshall B. Payne                                        37,466                     *
John C. Snyder                                           80,666                  1.1%
Theodore H. Strauss (11)                                 73,817                  1.0%
All of our officers and directors as
 a group (12)                                         1,839,661                 24.0%

-------------------

*    Less than 1% of the outstanding shares of the class.

(1) Unless we provide a different address, the address for each person in this table is 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201.

(2) Based upon 7,612,937 shares of common stock issued and outstanding as of March 31, 2000.

(3) Includes 7,000 shares that may be acquired upon exercise of options. Also includes 56,604 and 56,604 shares that, pursuant to an agreement among our founders, we have the option to purchase if he ceases to be employed by Texas Capital Bancshares before December 10, 2000 and 2001, respectively.

(4) Includes 114,800 shares held by Hortenstine Family Investments, L.P., of which Mr. Hortenstine is the General Partner, and 21,667 shares that may be acquired upon exercise of options. Also includes 7,111 and 7,111 shares that, pursuant to an agreement among our founders, we have the option to purchase if he ceases to be employed by Texas Capital Bancshares before December 10, 2000 and 2001, respectively.

(5) Includes 101,459 shares held by G&M Partners Ltd., of which Mr. Jones is the Managing General Partner, and 5,000 shares that may be acquired upon exercise of options. Also includes 12,800 and 12,800 shares that, pursuant to an agreement among our founders, we have the option to purchase if he ceases to be employed by Texas Capital Bancshares before December 10, 2000 and 2001, respectively.

(6) Includes 49,155 shares held by Mr. Hultgren and Rose M. Hultgren, his wife, as tenants in common, 4,000 shares that may be acquired upon exercise of options and 2,000 shares that may be acquired upon exercise of options held by Ms. Hultgren. Also includes 5,831 and 5,831 shares that, pursuant to an agreement among our founders, we have the option to purchase if he ceases to be employed by Texas Capital Bancshares before December 10, 2000 and 2001, respectively.

(7) Shares held by Goff Moore Strategic Partners, L.P., of which Mr. Goff is the managing principal.

(8) Includes 68,566 shares held Valley View Capital Corp. Retirement Savings Trust for the benefit of Mr. Hegi and 12,126 shares held by the F.B. Hegi Trust of which Mr. Hegi is the beneficiary.

(9) Shares held by Hunt Capital Partners, L.P. of which Mr. Holland is the President and Chief Executive Officer.

(10) Shares held by T & LRM Family Partnership Ltd. Mr. Mitchell is the Chief Executive Officer of PBA Development, Inc., the general partner of T & LRM.

(11) Includes 40,000 shares held by the Theodore H. Strauss 1999 Irrevocable Trust Agreement, of which Mr. Strauss is the beneficiary.

(12) 14 persons.

         In addition to our common stock, we have also issued a class of nonvoting common stock entitled Series A-1 Nonvoting Common Stock. As of March 31, 2000, there were 426,967 shares of Series A-1 Nonvoting Common Stock outstanding, all of which were held by Goff Moore Strategic Partners, L.P.

                                   MANAGEMENT

         The following table sets forth certain information with respect to our executive officers and directors and the key officers of Texas Capital Bank and BankDirect. Unless otherwise noted, each position set forth below is with Texas Capital Bancshares.

                                                                                                           YEARS
NAME                                  AGE   POSITION                                                     IN OFFICE
----                                  ---   --------                                                     ---------
Joseph M. Grant                        61   Chairman of the Board of Directors and Chief Executive           2
                                            Officer

Raleigh Hortenstine III                53   President and Director                                           1

Gregory B. Hultgren                    49   Executive Vice President - Chief Financial Officer               1

George F. Jones, Jr.                   56   Director; President and Chief Executive Officer of Texas         1
                                            Capital Bank

Gregg L. Engles                        42   Director                                                         1

John C. Goff                           44   Director                                                         1

Frederick B. Hegi, Jr.                 56   Director                                                         1

James R. Holland, Jr.                  56   Director                                                         1

Walter W. McAllister III               58   Director                                                         1

R. Drayton McLane, Jr.                 63   Director                                                         1

Lee Roy Mitchell                       63   Director                                                         1

Marshall B. Payne                      43   Director                                                         1

John C. Snyder                         58   Director                                                         1

Theodore H. Strauss                    75   Director                                                         1

         Certain background information about each of our executive officers and directors is set forth below:

         JOSEPH M. (JODY) GRANT has served our Chairman and Chief Executive Officer since December 1998 and as Chief Executive Officer of BankDirect since January 1999. Mr. Grant retired as Executive Vice President and Chief Financial Officer of Electronic Data Systems on March 31, 1998, a position he had held since 1990. Mr. Grant currently serves on the board of directors of Metamor Worldwide, Inc. and is an advisory director of Wingate Partners, Dallas, Texas.

         RALEIGH HORTENSTINE III has served as President since March 1999 and a director since June 1999. He served as Executive Vice President of NationsBank, NA in Charlotte, North Carolina from October 1996 to 1998 and as Managing Director from 1982 to October 1996.

         GREGORY B. HULTGREN has served as Executive Vice President - Chief Financial Officer since March 1999. Prior to joining us, Mr. Hultgren was a Principal and the Chief Financial Officer of United L.P. Gas Corporation and was Executive Vice President and Chief Financial Officer of Deposit Guaranty Bank and Dallas Bancshares, Inc. He is a Certified Public Accountant.

         GEORGE F. JONES, JR. has served as a director since June 1999 and as President and Chief Executive Officer of Texas Capital Bank since December 1998. From October 1997 to December 1998, Mr. Jones served as the Chairman of the board of directors of Resource Bank, a commercial bank we acquired in December 1998. From March 1995 to October 1997, he served as Vice President of Mack Financial Group, Inc., a financial investment company. From 1986 to 1993, Mr. Jones served as President and Chief Executive Officer of Northpark Bank which was acquired by Comerica Bank in 1993.

         GREGG L. ENGLES has been a director since June 1999. He has served as Chairman and Chief Executive Officer of Suiza Foods Corporation since March 1995. Mr. Engles currently serves on the board of directors of Evercom, Inc., Independent Packaging, L.P. and Electrolux, LLC. Mr. Engles also currently serves on the board of directors of various subsidiaries of Suiza Foods Corporation.

         JOHN C. GOFF has been a director since June 1999. He has served as the managing principal of Goff Moore Strategic Partners, L.P. since February 1998. Since 1994, he has served as an executive of Crescent Real Estate Equities Company and its subsidiaries and has served as the Vice Chairman since January 1997. Mr. Goff currently serves on the board of directors of The Staubach Co., Broadband Office, Inc., Nareit, Inc., OpenConnect Systems, Inc., Gainsco, Inc. and Crescent Operating, Inc.

         FREDERICK B. HEGI, JR. has been a director since June 1999. He is a founding partner of Wingate Partners, a position he has held since July 1987. Mr. Hegi currently serves as chairman of the board of directors of United Stationers, Inc., Loomis, Fargo & Co., Tahoka First Bancorp, Inc. and Cedar Creek Bancshares, Inc. He also serves as chairman of the board of directors and Chief Executive Officer of Kevco, Inc., a wholesale distributor of building products. Mr. Hegi also currently serves on the board of directors of Lone Star Technologies, Inc., Cattle Resources, Inc. and Pro Parts Xpress, Inc.

         JAMES R. HOLLAND, JR. has been a director since June 1999. He has served as the President and Chief Executive Officer of Unity Hunt, Inc. since 1991 and Chief Executive Officer of Hunt Capital Group, Inc. since 1993. Mr. Holland currently serves on the board of directors of Prosofttraining.com Inc.

         WALTER W. MCALLISTER, III has been a director since June 1999. He has served as chairman of the board of directors of Texas Insurance Agency, Inc., a property and casualty insurance agency, since 1992. He currently also serves as a trustee for 11 mutual funds managed by US Global Investors.

         R. DRAYTON MCLANE, JR. has been a director since June 1999. He has served as Chairman of the McLane Group and the Houston Astros since 1992 and serves as an executive officer all of the McLane Group subsidiaries. He also serves as Chairman of the Board of Trustees of Scott and White Memorial Hospital, and is on the board of directors of Peapod, Inc. and IGA International.

         LEE ROY MITCHELL has been a director since June 1999. Since 1985, he has served as Chairman and Chief Executive Officer of Cinemark USA, Inc. and serves as an executive officer for many of its subsidiaries.

         MARSHALL B. PAYNE has been a director since June 1999. Since July 1983, he has served as the Vice President of Cardinal Investment Company, Inc. Mr. Payne also currently serves on the board of directors of LBP, Inc., ACE Cash Express, Inc., Restoration Hardware, Inc. and various private companies.

         JOHN C. SNYDER has been a director since June 1999. From 1978 to 1999, he served as Chairman and Chief Executive Officer of Snyder Oil Corp., a predecessor of Santa Fe Snyder Corporation where he currently serves as chairman of the board of directors. He also currently serves as a director of SOCO International plc.

         THEODORE H. STRAUSS has been a director since June 1999. He is a Senior Managing Director of Bear Stearns & Co., Inc. Mr. Strauss also serves on the board of directors of Hollywood Casino Corporation, Clear Channel
Communications, Inc. and Sizeler Property Investors, Inc.

EXECUTIVE COMPENSATION

       The following summary compensation table reflects the compensation paid to certain of our current executive officers during 1998 and 1999. All amounts set forth below are in United States Dollars.

                                                                                           LONG TERM COMPENSATION
                                                                                    --------------------------------
                                        ANNUAL COMPENSATION                                AWARDS            PAYOUTS
                                  ----------------------------------------------    -------------------      -------
                                                                       OTHER                     SHARES
                                                                       ANNUAL       RESTRICTED   SUBJECT                 ALL OTHER
                                                                       COMPEN-        STOCK        TO          LTIP       COMPEN-
NAME                               YEAR     SALARY        BONUS        SATION(1)      AWARDS     OPTIONS      PAYOUTS     SATION(2)
----                               ----     ------        -----        ---------    ----------   -------      -------     ---------
Joseph M. Grant                    1999   $    6,500            0            0            0            0            0   $    5,796
   Chief Executive Officer         1998            0            0            0            0       35,000            0            0

Raleigh Hortenstine                1999   $  251,800            0            0            0            0            0   $    4,377
   President                       1998            0   $   62,500            0            0       75,000            0            0

Gregory Hultgren                   1999   $  144,200            0   $    7,200            0            0            0            0
   Executive Vice                  1998            0   $   35,000            0            0       20,000            0            0
   President - Chief
   Financial Officer

George Jones                       1999   $  229,200            0   $    7,200            0            0            0   $    6,105
   President of Texas              1998            0   $   37,500            0            0       25,000            0            0
   Capital Bank

-------------
(1)      Represents amounts paid to reimburse automotive expenses.

(2)      Represents country club dues.

         We have not entered into employment agreements with any of our executive officers. We have entered into an agreement with Jody Grant which allows Mr. Grant to defer any amount of his annual compensation. Such deferred compensation is used to purchase shares of our common stock at prices determined in good faith by our board of directors, which shares are held in trust for Mr. Grant for until the first to occur of (1) he ceases to be employed by us due to his death or disability, (2) he ceases to be employed by us after his 66th birthday or (3) his 66th birthday, if he ceased to be employed by us before his 66th birthday. Until the shares are distributed to Mr. Grant, he has no ownership or voting rights with respect to such shares.

OPTIONS

         No stock options were granted to any of our executive officers for their services during 1999 and no executive officer exercised any stock options during 1999. The following table sets forth the number and value of options that are held by certain of our executive officers:

                                      SHARES SUBJECT TO        VALUE OF UNEXERCISED
NAME                                 UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS (1)
----                                 -------------------     ------------------------
Joseph M. (Jody) Grant                     35,000 (2)                   $70,000
Raleigh Hortenstine III                    75,000 (3)                  $220,500
Gregory B. Hultgren                        20,000 (2)                   $40,000
George F. Jones, Jr.                       25,000 (2)                   $50,000

(1) Value of options based on a fair market value per share of $14.50, based upon the most recent private sales of our common stock.

(2) Options issued on October 1, 1998 of which one-fifth are currently exercisable and one-fifth vests on each of October 1, 2000, 2001, 2002 and 2003 with an exercise price of $12.50 per share.

(3) Includes 25,000 options issued on October 1, 1998 of which 5,000 options are currently exercisable and 5,000 options vest on each of October 1, 2000, 2001, 2002 and 2003 with an exercise price of $12.50 per share; and 50,000 options issued on July 1, 1998 of which 16,666 options are currently exercisable and 16,667 options vest on each of July 1, 2000 and 2001 with an exercise price of $11.09 per share.

           INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         Larry A. Makel, our Secretary and a director of Texas Capital Bank, is a partner of Patton Boggs LLP, a law firm that provides a significant amount of services to us and our subsidiary banks. Mr. Makel currently owns 85,876 shares of our common stock.

                  MARKET FOR CAPITAL STOCK AND DIVIDEND POLICY

         There is no established public trading market for our common stock. Our authorized capital stock consists of 20,000,000 shares of common stock and 2,500,000 shares of preferred stock. As of March 31, 2000, there were 7,612,937 shares of common stock outstanding held by approximately 540 identified holders. There are no shares of preferred stock outstanding. Additionally, there are 644,090 shares of common stock subject to outstanding options or warrants.

         We have not paid cash dividends on our shares of common stock to date, and we intend during the near term to retain any earnings available for dividends for the development and growth of our business. In addition, our ability to pay dividends is restricted by Federal banking regulations. Our long-term plan, however, calls for the payment of cash dividends when circumstances permit, although no assurance can be given if or when we will adopt a policy of paying cash dividends. The declaration and payment of future cash dividends will depend on, among other things, our earnings, the general economic and regulatory climate, our liquidity and capital requirements, and other factors deemed relevant by our Board of Directors.

                   RECENT OFFERINGS OF UNREGISTERED SECURITIES

         In connection with the organization of Texas Capital Bancshares, 888,888 shares of our common stock were sold to the founders of Texas Capital Bancshares in April 1998 for $.0135 per share in a private transaction pursuant to Rule 506 under the United States Securities Act. In September 1998, 177,778 of such shares were repurchased by us for $.0135 per share. Between December 1998 and March 1999, we sold 6,457,319 shares of our common stock for $12.50 per share in a private offering pursuant to Rule 506. Concurrently with the December 1998 offering, we issued 492,978 shares of our common stock to the stockholders of Resource Bank to acquire all of the outstanding stock of Resource Bank in a private offering under Rule 506.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 20,000,000 shares of common stock, par value $.01 per share, and 2,500,000 shares of preferred stock, par value $.01 per share. The preferred stock may be issued in series, the terms of each of which may be fixed by our board of directors, within certain limits set by our certificate of incorporation, as amended. As of March 31,2000 there were 7,612,937 shares of our common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

         Each holder of our common stock is entitled to one vote for each share held on all matters with respect to which the holders of our common stock are entitled to vote. Our common stock has no preemptive or conversion rights and is not subject to redemption. Holders of our common stock are not entitled to cumulative voting in the election of directors. In the event of dissolution or liquidation, after payment of all creditors, the holders of the our common stock (subject to the prior rights of the holders of any outstanding preferred stock) will be entitled to receive pro rata any assets distributable to stockholders in respect of the number of shares held by them.

         There is a separate series of our common stock entitled "Series A-1 Nonvoting Common Stock" which has no voting rights except those required by applicable law. The Series A-1 Common Stock has no preference in dividends or liquidation rights. However, each share of the Series A-1 Common Stock is convertible into one share of our common stock so long as such conversion does not increase the holder's total ownership to more than 4.9% of our outstanding common stock, calculated on a fully-diluted basis.

         The holders of shares of our common stock are entitled to such dividends as our board of directors, in its discretion, may declare out of funds legally available therefor. Under the Delaware corporation laws, we may not pay dividends if, after such dividends are paid, our total assets would be less than the sum of our total liabilities and stated capital, or if we would be unable to pay our debts as they become due in the usual course of business. We have not paid dividends on our common stock to date and we do not anticipate paying dividends in the near future, although our long-term plans call for the payment of cash dividends when circumstances permit. However, the payment of dividends on our common stock would be subject to the prior rights of the holders of any preferred stock. Payment of dividends on both the our common stock and any preferred stock, will be dependent upon, among other things, our earnings and financial condition, our cash flow requirements and the prevailing economic and regulatory climate.

         We currently act as the transfer agent and registrar for our common stock. We intend to engage a third-party transfer agent and registrar for our common stock in the near future.

PREFERRED STOCK

         The preferred stock is available for issuance from time to time for various purposes as determined by our board of directors, including making future acquisitions and raising additional equity capital. Shares of preferred stock may be issued on such terms and conditions, and at such times and in such situations, as our board of directors determines to be appropriate, without any further approval or action by the stockholders, unless otherwise required by the Delaware corporation laws.

         Because our certificate of incorporation does not prescribe rights and preferences, our board of directors has virtually unlimited authority to set the rights and preferences of any shares of preferred stock that are issued. The effects of the issuance of preferred stock on other stockholders could include, among other things, (1) restrictions on dividends on our common stock if dividends are payable on the preferred stock, (2) dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible into our common stock; and (3) restrictions on the rights of holders of our common stock to share in our assets upon liquidation.

ANTI-TAKEOVER PROVISIONS

         As described above, our certificate of incorporation permits the issuance of preferred stock in series by action of our board of directors. Although we have no current plans to utilize the issuance of shares of preferred stock as a deterrent to possible takeover attempts, the power to issue shares of preferred stock in series and to determine certain rights and preferences with respect to each such series may have negative effect on the value of our common stock, and may have the effect of discouraging hostile attempts to acquire control of us.

         Our certificate of incorporation and bylaws contain certain provisions, in addition to the authority to issue preferred stock, which may have the effect of delaying or preventing a change in our controlling persons. The effect of these provisions, when coupled with existing statutory restrictions on the purchase of voting securities of a registered bank holding company, may be to delay or prevent a change in our controlling persons.

         We are subject to Section 203 of the Delaware corporation laws which, with certain exceptions, prohibits us from engaging in any business combination with any "interested stockholder" for three years after such stockholder became an interested stockholder, unless: (1) prior to such stockholder becoming an interested stockholder, our board of directors approved either the proposed business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (2) after the stockholder became an interested stockholder, the interested stockholder owned at least 85% of our voting stock, excluding voting stock owned by our directors and officers, or (3) the proposed business combination is approved by our board of directors and the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Under the Delaware corporation laws, an "interested stockholder" is any person that (1) owns 15% or more of our outstanding voting stock or (2) is our affiliate and owned 15% or more of our outstanding voting stock at any time within the immediately preceding three years.

         Our bylaws also impose procedural requirements on stockholders who desire to (1) nominate candidates for director or (2) make any other proposal to the stockholders. The requirements include the timely delivery of notice regarding the nomination or proposal and certain information regarding the stockholder making the nomination or proposal and persons acting together with the stockholder regarding the nomination or proposal. In addition, if nominating a candidate for director, the stockholder must also submit information with respect to the candidate. The failure to follow the required procedures renders the nominee or proposal ineligible to be voted upon by our stockholders.

         We believe that these anti-takeover provisions are prudent and reduce our vulnerability to hostile takeover attempts and other transactions that are not negotiated with or approved by our board of directors. We believe that our board of directors will be in the best position to determine our true value and negotiate effectively in the best interests of our stockholders. As a result, it is in our best interests and in the best interests of our stockholders to encourage potential acquirers to negotiate directly with our board of directors. We believe these provisions encourage such negotiations and discourage persons from proposing transactions at prices that do not reflect our true value and are not in the best interests of our stockholders.

SHARES ELIGIBLE FOR FUTURE SALE

         On March 31, 2000, there were 7,612,937 shares of our common stock outstanding (assuming no exercise of existing employee stock options to purchase our common stock). Currently, none of such shares are freely tradable without restriction or registration under the Securities Act. All of the shares of our common stock currently outstanding may be sold only pursuant to Rule 144 or another exemption from registration under the Securities Act.

         In general, under Rule 144, a person who has beneficially owned shares for at least one year, including persons who may be deemed "affiliates" of Texas Capital Bancshares, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the average weekly trading volume during the four calendar weeks preceding such sale or 1% of the then outstanding shares of our common stock. A person who is deemed not to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned such shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the limitations described above. Sales pursuant to Rule 144 are also subject to certain requirements relating to the manner of sale, notice and availability of public information about us.

         In addition to the our common stock, at March 31, 2000, we had options to purchase 644,090 shares of our common stock outstanding, of which options with respect to 91,646 shares were currently exercisable. Shares of our common stock issued upon exercise of these options would be "restricted securities" under Rule 144 and could be sold only pursuant to Rule 144 or another exemption from registration under the United States Securities Act.

         No prediction can be made regarding the effect that sales of the securities described above will have on the market price of our common stock. There is a possibility that substantial amounts of such securities may be sold in large quantities or over a short period of time and such sales may adversely affect the prevailing market price of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

         On March 31, 2000, there were outstanding 7,612,937 shares of our common stock (assuming no exercise of existing employee stock options to purchase our common stock). Currently, none of such shares are freely tradable without restriction or registration under the Securities Act. All of the shares of OUR common stock currently outstanding may be sold only pursuant to Rule 144 or another exemption from registration under the Securities Act.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As is customary with other corporations similar to ours and subject to applicable regulatory restrictions, our Articles of Incorporation provide that we will indemnify officers and directors acting in their capacity as such on our behalf.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         Until the date hereof we were not required to file reports with the Securities and Exchange Commission. With this filing, we will be subject to the information reporting requirements and will file annual reports, quarterly reports, special reports, proxy statements and other information with the Securities and Exchange Commission. We intend to file such reports and statements electronically so those filings will be available to the public on the world wide web at the Securities and Exchange Commission's web site. The address of that site is www.sec.gov. These materials are also available at the public reference facilities of the Securities and Exchange Commission at:

          o    450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549

          o    500 West Madison Street, Suite 1400, Chicago, Illinois 60661

          o    75 Park Place, Room 1400, New York, New York 10007

         In addition, you can have copies made and sent to you by contacting the Public Reference Section of the Securities and Exchange Commission by telephone at 1-800-732-0330. If you prefer, you can also write to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

                           FORWARD-LOOKING STATEMENTS

         Statements and financial analysis contained in this prospectus that are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements describe our future plans, strategies and expectations and are based on certain assumptions. As a result, these forward looking statements involve substantial risks and uncertainties, many of which are beyond our control. The important factors that could cause actual results to differ materially from the forward looking statements include the following:

          o    Changes in interest rates

          o Changes in the levels of loan prepayments, which could affect the value of our loans

          o Changes in general economic and business conditions in areas or markets where we compete

          o Competition from banks and other financial institutions for loans and customer deposits

          o The failure of assumptions underlying the establishment of and provisions made to the allowance for credit losses

          o The loss of senior management or operating personnel and the potential inability to hire qualified personnel at reasonable compensation levels

          o    Changes in government regulations

         We have no obligation to update or revise any forward looking statements as a result of new information or future events. In light of these assumptions, risks and uncertainties, the events discussed in any forward looking statements in this memorandum might not occur.

                                    EXHIBITS

         We have included or incorporated by reference the following exhibits to this registration statement.

         EXHIBIT      DESCRIPTION

         3.1          Certificate of incorporation*
         3.2          Bylaws*

         *  To be filed by amendment

                              FINANCIAL STATEMENTS


Index to Financial Statements


Consolidated Financial Statements                                                             Page Reference

Report of Independent Auditors                                                                      F-2
Consolidated Balance Sheets - Texas Capital Bancshares: December 31, 1999 and                       F-3
     December 31, 1998
Consolidated Statements of Operations - Texas Capital Bancshares: Year ended                        F-4
     December 31, 1999 and March 1, 1998 (inception) through December 31, 1998;
     Resource Bank: January 1, 1998 through December 18, 1998 and October 3,
     1997 (inception) through December 31, 1997
Consolidated Statements of Changes in Shareholders' Equity - Texas Capital                          F-5
     Bancshares: Year ended December 31, 1999 and March 1, 1998 (inception)
     through December 31, 1998; Resource Bank: January 1, 1998 through December
     18, 1998 and October 3, 1997 (inception) through December 31, 1997
Consolidated Statements of Cash Flows - Texas Capital Bancshares: Year ended                        F-7
     December 31, 1999 and March 1, 1998 (inception) through December 31,1998;
     Resource Bank: January 1, 1998 through December 18, 1998 and October 3,
     1997 (inception) through December 31, 1997
Notes to Consolidated Financial Statements                                                          F-9

Ernst & Young LLP
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201





Report of Independent Auditors

The Shareholders and Board of Directors
Texas Capital Bancshares, Inc.

We have audited the accompanying consolidated balance sheet of Texas Capital Bancshares, Inc. as of December 31, 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Texas Capital Bancshares, Inc. as of December 31, 1998 and from March 1, 1998 (inception) through December 31, 1998, and the statements of operations, changes in shareholders' equity and cash flows of Resource Bank, N.A. from January 1, 1998 through December 18, 1998 and from October 3, 1997 (inception) through December 31, 1997 were audited by other auditors whose reports dated March 25, 1999, April 27, 2000 and March 18, 1998, respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Capital Bancshares, Inc. at December 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



                                                 /s/ ERNST & YOUNG LLP

February 18, 2000

Consolidated Balance Sheets
(In Thousands except Share Data)


                                                                 TEXAS CAPITAL BANCSHARES
                                                               ----------------------------
                                                                       DECEMBER 31
                                                                   1999            1998
                                                               ------------    ------------

ASSETS
Cash and due from banks                                        $      8,428    $      2,021
Federal funds sold                                                      120          70,500
Securities available-for-sale                                       164,409           3,171
Loans, net                                                          224,795          10,992
Premises and equipment, net                                           4,411             377
Accrued interest receivable and other assets                          4,671             380
Goodwill, net                                                         1,745           1,870
                                                               ------------    ------------
Total assets                                                   $    408,579    $     89,311
                                                               ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Non-interest bearing                                        $     25,666    $      2,697
   Interest-bearing                                                 261,402          13,321
                                                               ------------    ------------
                                                                    287,068          16,018

Accrued interest payable and other liabilities                        2,332             107
Short-term borrowings                                                46,267              --
                                                               ------------    ------------
Total liabilities                                                   335,667          16,125

Shareholders' equity:
   Common stock, $.01 par value:
     Authorized shares - 20,000,000
     Issued shares - 7,259,520 and 6,160,441 in
       1999 and 1998, respectively                                       73              61
   Series A-1 Nonvoting Common Stock, $.01 par value:
     Issued shares - 426,694 in 1999 and 474,870 in 1998                  4               5
   Additional paid-in capital                                        86,917          73,863
   Accumulated deficit                                              (10,037)           (739)
   Treasury stock (shares at cost: 92,528 in 1999)                   (1,169)             --
   Deferred compensation                                                322              --
   Accumulated other comprehensive income (loss)                     (3,198)             (4)
                                                               ------------    ------------
Total shareholders' equity                                           72,912          73,186
                                                               ------------    ------------
Total liabilities and shareholders' equity                     $    408,579    $     89,311
                                                               ============    ============


See accompanying notes.

Consolidated Statements of Operations
(In Thousands except Share Data)


                                               TEXAS CAPITAL BANCSHARES              RESOURCE BANK
                                             ----------------------------    ----------------------------
                                                              INCEPTION       JANUARY 1      INCEPTION
                                              YEAR ENDED       THROUGH        THROUGH         THROUGH
                                             DECEMBER 31,    DECEMBER 31,    DECEMBER 18,    DECEMBER 31,
                                                1999             1998            1998            1997
                                             ------------    ------------    ------------    ------------

Interest income:
   Interest and fees on loans                $      8,293    $         40    $        737    $         13
   Securities                                       5,560               8             167               3
   Federal funds sold                                 551              12             191              70
   Deposits in other banks                             10             153               2              --
                                             ------------    ------------    ------------    ------------
Total interest income                              14,414             213           1,097              86

Interest expense:
   Deposits                                         5,563              25             377              10
   Short-term borrowings                              603               7              --              --
                                             ------------    ------------    ------------    ------------
Total interest expense                              6,166              32             377              10
                                             ------------    ------------    ------------    ------------
Net interest income                                 8,248             181             720              76
Provision for loan losses                           2,687               1              69              30
                                             ------------    ------------    ------------    ------------
Net interest income after provision for
   loan losses                                      5,561             180             651              46
Non-interest income:
   Service charges on deposit accounts                127               2              22               1
   Trust fee income                                   158              --              --              --
   Loss on sale of securities                          (1)             --              --              --
   Other                                               74               2              38               2
                                             ------------    ------------    ------------    ------------
Total non-interest income                             358               4              60               3
Non-interest expenses:
   Salaries and employee benefits                   7,761             378             634             136
   Net occupancy expense                            1,824             103             166              38
   Advertising                                      2,112              --               9              14
   Legal and professional                           1,067             177              61              20
   Communications and data processing
                                                      824              14              73              11
   Franchise taxes                                    181               4               7              22
   Other                                            1,448             247             107              30
                                             ------------    ------------    ------------    ------------
Total non-interest expenses                        15,217             923           1,057             271
                                             ------------    ------------    ------------    ------------

Loss before income taxes                           (9,298)           (739)           (346)           (222)
Income tax expense (benefit)                           --              --              --              --
                                             ------------    ------------    ------------    ------------
Net loss                                     $     (9,298)   $       (739)   $       (346)   $       (222)
                                             ============    ============    ============    ============

Earnings per share:
   Basic and diluted                         $      (1.23)   $      (1.23)
                                             ============    ============


See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity
(In Thousands except Share Data)



                                                           TEXAS CAPITAL BANCSHARES
                              -------------------------------------------------------------------------------
                                                               SERIES A-1
                                                                NONVOTING
                                    COMMON STOCK              COMMON STOCK
                              ------------------------  ------------------------   ADDITIONAL     ACCUMU-
                                                                                    PAID-IN        LATED
                                SHARES        AMOUNT      SHARES        AMOUNT      CAPITAL       DEFICIT
                              ----------    ----------  ----------    ----------   ----------   ----------

Balance at March 1,
   1998 (inception)                   --    $       --          --    $       --   $       --   $       --
Comprehensive income
   (loss):

   Net loss                           --            --          --            --           --         (739)

   Change in unrealized
      loss on available-
      for-sale securities             --            --          --            --           --           --


Total comprehensive
   income (loss)

Stock issued                   5,667,463            56     474,870             5       67,706           --

Stock issued in
   acquisition of
   Resource Bank, N.A.           492,978             5                                  6,157           --
                              ----------    ----------  ----------    ----------   ----------   ----------
Balance at
   December 31, 1998           6,160,441            61     474,870             5       73,863         (739)

COMPREHENSIVE INCOME
   (LOSS):

   NET LOSS                           --            --          --            --           --       (9,298)

   CHANGE IN
     UNREALIZED LOSS ON
     AVAILABLE-FOR-SALE
     SECURITIES, NET OF               --            --          --            --           --           --
     RECLASSIFICATION
     AMOUNT OF $1

TOTAL COMPREHENSIVE
   INCOME (LOSS)

STOCK ISSUED                   1,050,903            11          --            --       13,054           --

TRANSFERS                         48,176             1     (48,176)           (1)          --           --

PURCHASE OF
TREASURY STOCK                        --            --          --            --           --           --

DEFERRED COMPENSATION
   ARRANGEMENT
                                      --            --          --            --           --           --
                              ----------    ----------  ----------    ----------   ----------   ----------
BALANCE AT
DECEMBER 31, 1999              7,259,520    $       73     426,694    $        4   $   86,917   $  (10,037)
                              ==========    ==========  ==========    ==========   ==========   ==========


                                                 TEXAS CAPITAL BANCSHARES
                            -----------------------------------------------------------------
                                                                      ACCUMU-
                                                                    LATED OTHER
                                TREASURY STOCK                        COMPRE-
                            -----------------------     DEFERRED      HENSIVE
                                                        COMPEN-       INCOME
                             SHARES        AMOUNT        SATION       (LOSS)        TOTAL
                            ---------    ----------    ----------   ----------    ----------

Balance at March 1,
   1998 (inception)                --    $       --    $       --   $       --    $       --
Comprehensive income
   (loss):

   Net loss                        --            --            --           --          (739)

   Change in unrealized
      loss on available-
      for-sale securities          --            --            --           (4)           (4)

                                                                                  ----------
Total comprehensive
   income (loss)                                                                        (743)

Stock issued                       --            --            --           --        67,767

Stock issued in
   acquisition of
   Resource Bank, N.A.             --            --            --           --         6,162
                            ---------    ----------    ----------   ----------    ----------
Balance at
   December 31, 1998               --            --            --           (4)       73,186

COMPREHENSIVE INCOME
   (LOSS):

   NET LOSS                                       --           --            --       (9,298)

   CHANGE IN
     UNREALIZED LOSS ON
     AVAILABLE-FOR-SALE
     SECURITIES, NET OF            --            --            --       (3,194)       (3,194)
     RECLASSIFICATION
     AMOUNT OF $1
                                                                                  ----------
TOTAL COMPREHENSIVE
   INCOME (LOSS)                                                                     (12,492)

STOCK ISSUED                       --            --            --           --        13,065

TRANSFERS                          --            --            --           --            --

PURCHASE OF
   TREASURY STOCK             (67,721)         (847)           --           --          (847)

DEFERRED COMPENSATION
   ARRANGEMENT
                              (24,807)         (322)          322           --            --
                            ---------    ----------    ----------   ----------    ----------
BALANCE AT
   DECEMBER 31, 1999          (92,528)   $   (1,169)   $      322   $   (3,198)   $   72,912
                            =========    ==========    ==========   ==========    ==========

See accompanying notes.

(In Thousands except Share Data)



                                                                 RESOURCE BANK
                                   -------------------------------------------------------------------------
                                                                  ADDITIONAL
                                         COMMON STOCK              PAID-IN      ACCUMULATED
                                    SHARES          AMOUNT         CAPITAL         DEFICIT           TOTAL
                                   ------------   ------------   ------------   ------------    ------------
Balance at October 3, 1997
   (inception)                        1,250,000   $      2,500   $      2,500   $       (140)   $      4,860
Net loss                                     --             --             --           (222)           (222)
                                   ------------   ------------   ------------   ------------    ------------
Balance at December 31, 1997          1,250,000          2,500          2,500           (362)          4,638
Net loss                                     --             --             --           (346)           (346)
                                   ------------   ------------   ------------   ------------    ------------
Balance at December 18, 1998          1,250,000   $      2,500   $      2,500   $       (708)   $      4,292
                                   ============   ============   ============   ============    ============



See accompanying notes.

Consolidated Statements of Cash Flows
(In Thousands)



                                                                 TEXAS CAPITAL BANCSHARES              RESOURCE BANK
                                                              ------------------------------    ------------------------------
                                                                                INCEPTION        JANUARY 1         INCEPTION
                                                                YEAR ENDED       THROUGH          THROUGH           THROUGH
                                                               DECEMBER 31,     DECEMBER 31,     DECEMBER 18,      DECEMBER 31,
                                                                  1999             1998              1998             1997
                                                              -------------    -------------    -------------    -------------

OPERATING ACTIVITIES
Net loss                                                      $      (9,298)   $        (739)   $        (346)   $        (222)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Provision for loan losses                                        2,687                1               69               30
     Depreciation and amortization                                      715                3               91               18
     Amortization and accretion on securities                           (72)              --               --               --
     Loss on sale of securities                                           1               --               --               --
     Changes in operating assets and liabilities:
        Accrued interest receivable and other assets
                                                                     (4,291)            (260)             (70)             (33)
        Accrued interest payable and other liabilities
                                                                      2,225              (40)             111               36
                                                              -------------    -------------    -------------    -------------
Net cash used in operating activities                                (8,033)          (1,035)            (145)            (171)

INVESTING ACTIVITIES
Cash and cash equivalents from acquisitions, net                         --            5,062               --               --
Purchases of available-for-sale securities                         (192,732)              --           (1,010)          (2,165)
Proceeds from sales of available-for-sale securities                 24,697               --               --               --
Principal payments received on securities                             3,674               --               --               --
Net (increase) decrease in loans                                   (216,490)              10           (9,570)          (1,532)
Purchase of premises and equipment, net                              (4,624)            (135)             (10)             (24)
                                                              -------------    -------------    -------------    -------------
Net cash provided by (used in) investing activities                (385,475)           4,937          (10,590)          (3,721)

FINANCING ACTIVITIES
Net increase in checking, money market, and savings
   accounts                                                         175,994              557            2,969            2,656
Net increase in certificates of deposit                              95,056              295            8,811              730
Sale of common stock                                                 13,065           67,767               --               --
Net borrowings from FHLB                                             46,267               --               --               --
Purchase of treasury stock                                             (847)              --               --               --
                                                              -------------    -------------    -------------    -------------
Net cash provided by financing activities                           329,535           68,619           11,780            3,386
                                                              -------------    -------------    -------------    -------------

(In Thousands)


                                                              TEXAS CAPITAL BANCSHARES              RESOURCE BANK
                                                           ------------------------------   ------------------------------
                                                                              INCEPTION       JANUARY 1        INCEPTION
                                                             YEAR ENDED        THROUGH         THROUGH          THROUGH
                                                            DECEMBER 31,     DECEMBER 31,    DECEMBER 18,      DECEMBER 31,
                                                                1999            1998             1998             1997
                                                           -------------    -------------   -------------    -------------

Net increase (decrease) in cash and cash
   equivalents                                             $     (63,973)   $      72,521   $       1,045    $        (506)
Cash and cash equivalents, beginning of
   period                                                         72,521               --           4,017            4,523
                                                           -------------    -------------   -------------    -------------
Cash and cash equivalents, end of period                   $       8,548    $      72,521   $       5,062    $       4,017
                                                           =============    =============   =============    =============

Supplemental disclosures of cash flow
   information:
     Cash paid during the period for interest              $       4,956    $          76   $         284    $           5
                                                           =============    =============   =============    =============



See accompanying notes.

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

Texas Capital Bancshares, Inc. (Texas Capital Bancshares or the Company), a Delaware bank holding company, was incorporated in March 1998. The consolidated financial statements of the Company include the accounts of Texas Capital Bancshares, Inc. and its wholly owned subsidiary, Texas Capital Bank, National Association (the Bank). The Bank was formed on December 18, 1998 through the acquisition of Resource Bank, N.A. (Resource Bank). The operations of the Bank from December 18, 1998 forward are included in the consolidated financial statements of the Company. The operations of Resource Bank prior to that date are shown separately as predecessor financial statements. The accounting policies followed in preparing predecessor financial statements for Resource Bank are the same as those followed by the Company and described below.

All business is conducted through the Bank. BankDirect, a division of the Bank, provides on-line banking services through the Internet. The Bank currently provides commercial banking services to its customers in Texas, Oklahoma, and New Mexico. The Bank concentrates on middle market commercial and private client customers, while BankDirect provides basic consumer banking services to Internet users.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents include amounts due from banks and federal funds sold.

SECURITIES

Securities are classified as trading, available-for-sale or held-to-maturity. Management classifies securities at the time of purchase and re-assesses such designation at each balance sheet date; however, transfers between categories from this re-assessment are rare.

Trading Account

Securities acquired for resale in anticipation of short-term market movements are classified as trading, with realized and unrealized gains and losses recognized in income. To date, the Company has not had any activity in its trading account.

Held-to-Maturity and Available-for-Sale

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from securities. Realized gains and losses and declines in value judged to be other-than-temporary are included in gain (loss) on sale of securities. The cost of securities sold is based on the specific identification method.

LOANS

Loans are either secured or unsecured based on the type of loan and the financial condition of the borrower. Repayment is generally expected from cash flows of borrowers. The Company is exposed to risk of loss on loans which may arise from any number of factors including problems within the respective industry of the borrower or from local economic conditions. Access to collateral, in the event of borrower default, is reasonably assured through adherence to applicable lending laws and through sound lending standards and credit review procedures.

Loans are stated at the amount of unpaid principal reduced by deferred loan income (net of costs) and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Loan origination fees, net of direct loan origination costs, and commitment fees, are deferred and amortized as an adjustment to yield over the life of the loan, or over the commitment period, as applicable.

The accrual of interest on loans is discontinued when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis. A loan is placed back on accrual status when both principal and interest are current.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectibility of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management's periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Gains or losses on disposals of premises and equipment are included in results of operations.

ADVERTISING AND WEBSITE DEVELOPMENT COSTS

Advertising costs are expensed as incurred. Costs incurred in connection with the initial website development for BankDirect are capitalized and amortized over a period not to exceed three years. Ongoing maintenance and enhancements of websites are expensed as incurred.

INTANGIBLE ASSETS

The excess of cost over the fair value of net identifiable assets of businesses acquired (goodwill) is amortized on a straight-line basis over a period not in excess of 20 years. All intangible assets are evaluated periodically to determine recoverability of their carrying value when economic conditions indicate an impairment may exist. These conditions would include an ongoing negative performance history and a forecast of anticipated performance that is significantly below management's initial expectation for the acquired entity. Impairment would be determined based on the estimated discounted cash flows of the entity acquired over the remaining amortization period.

ACCUMULATED OTHER COMPREHENSIVE INCOME

Unrealized gains or losses on the Company's available-for-sale securities are included in accumulated other comprehensive income.

INCOME TAXES

The Company and its subsidiary file a consolidated federal income tax return. The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation reserve is provided against deferred tax assets unless it is more likely than not that such deferred tax assets will be realized.

EFFECT OF PENDING STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133) was issued in June 1998. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. The Company will adopt the Standard as of January 1, 2001. The adoption is not expected to have a material impact on the Company's financial statements.

RECLASSIFICATION

Certain reclassifications have been made to the 1998 financial statements to conform to the 1999 presentation.

2. ACQUISITION

On December 18, 1998, the Company acquired Resource Bank by exchanging 492,978 shares of the Company's common stock (valued at $12.50 per share) for 100% of Resource Bank's common stock. The transaction has been accounted for by the purchase method of accounting. The Company's consolidated financial statements include the results of operations of Resource Bank from the date of acquisition forward.

The purchase price was allocated to the assets acquired and liabilities assumed based upon estimated market values, summarized as follows:


                                                             MARKET VALUE
                                                           ---------------
                                                            (In Thousands)

ASSETS
Cash                                                       $           842
Securities                                                           3,175
Federal funds sold                                                   4,220
Loans                                                               11,003
Fixed assets                                                           245
Other assets                                                           120
                                                           ---------------
Total assets                                               $        19,605

LIABILITIES
Deposits                                                   $        15,166
Other liabilities                                                      147
                                                           ---------------
Total liabilities                                                   15,313

Assignable market values of identified net assets                    4,292
Purchase price                                                       6,162
                                                           ---------------
Excess of cost over market value of
  identified assets (goodwill)                             $         1,870
                                                           ===============

The excess of cost over the market value of identified assets (goodwill) is being amortized over 15 years. Accumulated amortization related to intangibles totaled approximately $125,000 at December 31, 1999.

3. SECURITIES

The following is a summary of securities:


                                                               DECEMBER 31, 1999
                                         -----------------------------------------------------------
                                                          GROSS            GROSS         ESTIMATED
                                           AMORTIZED    UNREALIZED       UNREALIZED        FAIR
   AVAILABLE-FOR-SALE SECURITIES             COST         GAINS            LOSSES          VALUE
   -----------------------------         ------------   ------------    ------------    ------------
                                                               (In Thousands)

U. S. Government agency securities       $     72,846   $         --    $     (2,260)   $     70,586
Mortgage-backed securities                     58,463             --            (747)         57,716
Other debt securities                          31,823              3            (194)         31,632
Equity securities                               4,475             --              --           4,475
                                         ------------   ------------    ------------    ------------
                                         $    167,607   $          3    $     (3,201)   $    164,409
                                         ============   ============    ============    ============


                                         ---------------------------------------------------------------
                                                               DECEMBER 31, 1998
                                         ---------------------------------------------------------------
                                                            GROSS            GROSS          ESTIMATED
                                           AMORTIZED      UNREALIZED       UNREALIZED          FAIR
   AVAILABLE-FOR-SALE SECURITIES             COST           GAINS            LOSSES           VALUE
   -----------------------------         -------------   -------------    -------------    -------------
                                                                 (In Thousands)

U. S. Government agency securities       $       3,000   $          --    $          (4)   $       2,996
Mortgage-backed securities                          --              --               --               --
Equity securities                                  175              --               --              175
                                         -------------   -------------    -------------    -------------
                                         $       3,175   $          --    $          (4)   $       3,171
                                         =============   =============    =============    =============

The amortized cost and estimated fair value of securities are presented below by contractual maturity:


                                                                DECEMBER 31, 1999
                                           ----------------------------------------------------------------
                                           LESS THAN ONE     ONE TO FIVE     FIVE TO TEN
          AVAILABLE-FOR-SALE                   YEAR             YEARS           YEARS             TOTAL
          ------------------               -------------    -------------    -------------    -------------
                                                                  (In Thousands)
U.S. Government Agency:
   Amortized cost                                     --    $      68,223    $       4,623    $      72,846
   Estimated fair value                               --           66,160            4,426           70,586
   Weighted average yield                                            5.70%            5.86%            5.71%

Other debt securities:
   Amortized cost                                     --           31,823               --           31,823
   Estimated fair value                               --           31,632               --           31,632
   Weighted average yield                                            7.07%                             7.07%
                                           -------------    -------------    -------------    -------------

Total fixed maturity securities:
   Amortized cost                                     --          100,046            4,623          104,669
   Estimated fair value                               --           97,792            4,426          102,218
   Weighted average yield                                            6.14%            5.86%            6.12%
                                           -------------    -------------    -------------

Mortgage-backed securities:
   Amortized cost                                                                             $      58,463
   Estimated fair value                                                                              57,716
   Weighted average yield                                                                              6.71%

Equity securities:
   Amortized cost                                                                             $       4,475
   Estimated fair value                                                                               4,475
                                                                                              -------------
Total available for sale securities:
   Amortized cost                                                                             $     167,607
   Estimated fair value                                                                             164,409
                                                                                              -------------


Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

Securities with carrying values of approximately $60,011,000 were pledged to secure certain borrowings at December 31, 1999.

4. LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized by category as follows:


                                                                    DECEMBER 31
                                                               1999             1998
                                                           -------------    -------------
                                                                   (In Thousands)

Commercial                                                 $     152,749    $       2,227
Construction                                                      11,565            4,554
Real estate                                                       51,779            3,142
Consumer                                                          11,507            1,169
                                                           -------------    -------------
                                                                 227,600           11,092
Deferred origination fees (net of direct origination
  costs)                                                             (30)              --
Allowance for loan losses                                         (2,775)            (100)
                                                           -------------    -------------
Loans, net                                                 $     224,795    $      10,992
                                                           =============    =============


The majority of the commercial, consumer and residential mortgage loan portfolios are loans to business and individuals in Texas. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. Within the loan portfolio, loans to the services industry were $110.4 million or 49% of total loans. Other notable segments include manufacturing, $37.6 million and contracting, $27.4 million. The risks created by these concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated loses on loans at December 31, 1999.

The changes in the allowance for loan losses are summarized as follows:


(In Thousands)                         TEXAS CAPITAL BANCSHARES              RESOURCE BANK
                                   ------------------------------   -----------------------------
                                                      INCEPTION       JANUARY 1       INCEPTION
                                     YEAR ENDED        THROUGH         THROUGH         THROUGH
                                    DECEMBER 31,     DECEMBER 31,    DECEMBER 18,    DECEMBER 31,
                                        1999            1998            1998             1997
                                   -------------    -------------   -------------   -------------

Balance, beginning of year         $         100    $          --   $          30   $          --
Provision for loan losses                  2,687                1              69              30
Acquisition of Resource Bank
                                              --               99              --              --
Loans charged off                            (12)              --              --              --
                                   -------------    -------------   -------------   -------------
Balance at end of year             $       2,775    $         100   $          99   $          30
                                   =============    =============   =============   =============


The Bank had no impaired loans as of December 31, 1999 and 1998.

During the normal course of business, the Company and subsidiaries may enter into transactions with related parties, including their officers, employees, directors, significant shareholders and their related affiliates. It is the Company's policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. Loans to related parties, including officers and directors, were approximately $3,858,000 at December 31, 1999. During the year ended December 31, 1999, total advances were approximately $9,788,000 and total paydowns were $5,930,000. There were no loans to related parties as of December 31, 1998.

5. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 1999 and 1998 are summarized as follows:

                                         DECEMBER 31
                                       1999       1998
                                      -------    -----
                                        (In Thousands)
Premises                              $ 1,803    $  24
Furniture and equipment                 3,201      356
                                      -------    -----
                                        5,004      380
Accumulated depreciation                 (593)      (3)
                                      -------    -----
                                      $ 4,411    $ 377
                                      =======    =====

Depreciation expense was approximately $590,000 and $3,000 at December 31, 1999 and from inception to December 31, 1998, respectively, for Texas Capital Bancshares and was approximately $91,000 and $18,000 for the period from January 1 through December 18, 1998 and from inception through December 31, 1997, respectively, for Resource Bank.

6. DEPOSITS

At December 31, 1999, the scheduled maturities of interest-bearing time deposits are as follows:

                                       DECEMBER 31, 1999
                                       -----------------
                                        (In Thousands)
        2000                              $  83,799
        2001                                 20,079
        2002                                    202
        2003                                    627
        2004                                     --
                                          ---------
                                          $ 104,707
                                          =========

At December 31, 1999 and 1998, the Bank had approximately $18,909,000 and $112,000, respectively, in deposits from related parties, including directors, shareholders, and their related affiliates.

At December 31, 1999 and 1998, interest-bearing time deposits of $100,000 or more were approximately $57,881,000 and $5,190,000, respectively.

7. BORROWING ARRANGEMENTS

Short-term borrowings at December 31, 1999 consist of $46.3 million in advances from the Federal Home Loan Bank (FHLB). These advances consist of overnight and term advances bearing interest from 5.28% to 5.98%, with a weighted average cost of 5.75%. All borrowings outstanding at December 31, 1999 mature within 30 days. In accordance with policies of the FHLB, the Bank has pledged $48.3 million of securities as collateral for these advances. Based on the securities portfolio at December 31, 1999, the Bank had an additional $148 million of FHLB borrowings available.

The Bank had unused federal fund lines available from commercial banks at December 31, 1999 of approximately $55 million. Generally, these federal fund borrowings are overnight, but not to exceed seven days.

8. INCOME TAXES

As a net operating loss was incurred during the year ended December 31, 1999 and from inception to December 31, 1998 by Texas Capital Bancshares and from January 1, 1998 through December 18, 1999 and from inception through December 31, 1997 by Resource Bank, there was no current or deferred provision for income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

                                                         DECEMBER 31
                                                      1999       1998
                                                    -------    -------
                                                     (In Thousands)
Deferred tax assets:
  Net operating loss carryforward                   $ 3,135    $   400
  Allowance for loan losses                             944         21
  Organizational costs                                  183         57
  Depreciation                                           56          5
  Loan origination fees                                 320         --
  Unrealized loss on securities                       1,087         --
                                                    -------    -------
                                                      5,725        483

Deferred tax liabilities:
  Cash to accrual                                    (1,210)        --
                                                    -------    -------
                                                     (1,210)        --

Net deferred tax asset before valuation allowance     4,515        483
Valuation allowance                                  (4,515)      (483)
                                                    -------    -------
Net deferred tax asset (liability)                  $    --    $    --
                                                    =======    =======

The reconciliation of income attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                             TEXAS CAPITAL BANCSHARES                        RESOURCE BANK
                                       ------------------------------------    -------------------------------------
                                          YEAR ENDED      INCEPTION THROUGH    JANUARY 1 THROUGH   INCEPTION THROUGH
                                       DECEMBER 31, 1999  DECEMBER 31, 1998    DECEMBER 18, 1998   DECEMBER 31, 1997
                                       ------------------------------------    -------------------------------------
Tax at U.S. statutory rate                    34%                 34%                 34%                 34%

Non-deductible items                          (1%)                (1%)                (1%)                (1%)
Changes in valuation allowance
                                             (32%)               (33%)               (33%)               (33%)
Other, net                                    (1%)                --                  --                  --
                                             ---                 ---                 ---                 ---
Total                                          0%                  0%                  0%                  0%
                                             ===                 ===                 ===                 ===

At December 31, 1999 the Company has federal net operating loss carryforwards of approximately $9,220,000 which will begin to expire in year 2014. A valuation allowance equal to the total estimated tax benefit of this net operating loss carryforward has been established at December 31, 1999. The change in the valuation allowance for the current year is $4,032,000.

9. EMPLOYEE BENEFITS

In August 1999, the Company established a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation. Matching contributions may be made in amounts and at times determined by the Company. The Company made no such contributions for the year ended December 31, 1999. Amounts contributed by the Company for a participant will vest over 6 years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options.

The Board of Directors of the Company approved a stock option plan during 1999. The number of options awarded and the employees to receive the options are determined by the Board of Directors, or its designated committee. Options awarded under this plan are subject to vesting requirements. Generally, one fifth of the options awarded vest annually and expire 10 years after date of grant. Total options available under the plan at December 31, 1999, are 761,849. During 1999, 522,320 options were awarded at an exercise price of $12.50, and 50,000 options were awarded at an exercise price of $11.09.

The Company follows SFAS No. 123, Accounting for Stock Based Compensation. The statement allows the continued use of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and related interpretations. Under APB 25, no compensation expense is recognized at the date of grant for the options where the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Compensation expense of $24,000 was recorded for the options that were granted at $11.09 with a three-year vesting period. The Company's election to continue the use of APB 25 requires pro forma disclosures of net income as if the fair value based method of accounting had been applied.

The fair value of these options was estimated at the date of grant using a Black-Scholes value option pricing model with the following weighted average assumptions: a risk free interest rate of 5.06%, a dividend yield of 0%, a volatility factor of .001, and an estimated life of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensations costs for all grants of stock options during 1999 been determined based upon the fair value of vested options at the date of grant, reported net loss for 1999 would have been adjusted to the pro forma amount shown below. As presented below, the pro forma impact on future periods can be expected to be greater, as each successive grant is valued and amortized:

                                                    YEAR ENDED
                                                 DECEMBER 31, 1999
                                                 ------------------
                                                   (In Thousands
                                                 except Share Data)
Net loss:
  As reported                                       $  (9,298)
  Pro forma                                            (9,641)

Basic and diluted earnings per share:
  As reported                                       $   (1.23)
  Proforma                                              (1.27)

A summary of the Company's stock option activity and related information for 1999 is as follows:

                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                                                      EXERCISE
                                                                    OPTIONS            PRICE
                                                                   ---------        -----------
Options outstanding at January 1, 1999                                    --        $        --
Options granted                                                      572,320              12.38
Options exercised                                                         --                 --
Options forfeited                                                         --                 --
                                                                   ---------        -----------
Options outstanding at December 31,1999                              572,320        $     12.38
                                                                   =========        ===========

Options vested at December 31, 1999                                   63,518        $     12.13

Weighted average fair value of options granted during
  1999 in which the option exercise price ($12.50) equals
  the market price:                                                $    2.71

Weighted average fair value of options granted
  during 1999 in which the option exercise price
  ($11.09) is less than market price:                              $    4.02

Weighted average remaining contractual life of options
  currently outstanding in years:                                       9.08

The Company entered into a deferred compensation agreement with one of its executive officers. The agreement allows the employee to elect to defer up to 100% of his compensation on an annual basis. All deferred compensation is invested in the Company's common stock held in a rabbi trust. The stock is held in the name of the trustee, and the principal and earnings of the trust are held separate and apart from other funds of the Company, and are used exclusively for the uses and purposes of the deferred compensation agreement. The accounts of the trust have been consolidated with the accounts of the Company.

10. WARRANTS

As described in Note 16, the Company plans to transfer the operations of BankDirect into a separate majority owned subsidiary of the Company, BankDirect SSB. During 1999, Texas Capital Bank entered into a marketing and co-branding agreement with a third party to market and co-brand BankDirect. The agreement includes an obligation to issue warrants upon the third party meeting certain account volumes. Such volumes have not been met as of December 31, 1999. The third party could acquire up to 3% of BankDirect SSB's common stock after an Initial Public Offering.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit which involve varying degrees of credit risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters-of-credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the borrower.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis.

Standby letters-of-credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.

                                                                   DECEMBER 31
                                                               1999           1998
                                                              -------        ------
                                                                 (In Thousands)
Financial instruments whose contract
    amounts represent credit risk
Commitments to extend credit                                  $92,819        $5,328
Standby letters-of-credit                                      11,284            --

12. REGULATORY RESTRICTIONS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 1999, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank's capital ratios exceed the regulatory definition of well capitalized as of December 31, 1999 and 1998. There have been no conditions or events since the notification that management believes have changed the Bank's category.

(In Thousands except Percentage Date)                                                                           TO BE WELL
                                                                                                            CAPITALIZED UNDER
                                                                                                                  PROMPT
                                                                                     FOR CAPITAL            CORRECTIVE ACTION
                                                          ACTUAL                  ADEQUACY PURPOSES             PROVISIONS
                                                  ----------------------       ------------------------   -----------------------
                                                  AMOUNT           RATIO       AMOUNT            RATIO    AMOUNT           RATIO
                                                  ----------------------       ------------------------   -----------------------
As of December 31, 1999:

Total capital (to risk-
     weighted assets):
COMPANY                                           $77,140           23.8%      $25,896            8.0%        N/A            N/A
Bank                                               76,063           23.4%       25,968            8.0%    $32,461           10.0%

Tier 1 capital (to risk-
     weighted assets):
COMPANY                                           $74,365           23.0%      $12,948            4.0%        N/A            N/A
Bank                                               73,288           22.6%       12,984            4.0%    $19,476            6.0%

Tier 1 capital (to average
     assets):
COMPANY                                           $74,365           21.5%      $13,817            4.0%        N/A            N/A
Bank                                               73,288           21.2%       13,816            4.0%    $17,270            5.0%

                                                                                                                TO BE WELL
                                                                                                            CAPITALIZED UNDER
                                                                                                                  PROMPT
                                                                                     FOR CAPITAL            CORRECTIVE ACTION
                                                          ACTUAL                  ADEQUACY PURPOSES             PROVISIONS
                                                  ----------------------       ------------------------   -----------------------
                                                  AMOUNT           RATIO       AMOUNT            RATIO    AMOUNT           RATIO
                                                  ----------------------       ------------------------   -----------------------
As of December 31, 1998:

Total capital (to risk-
     weighted assets):
COMPANY                                           $71,420          267.0%      $ 2,140            8.0%        N/A            N/A
Bank                                               70,387          263.0%        2,139            8.0%    $ 2,675           10.0%

Tier 1 capital (to risk- weighted assets):
COMPANY                                           $71,320          266.6%      $ 1,070            4.0%        N/A            N/A
Bank                                               70,287          262.0%        1,070            4.0%    $ 1,605            6.0%

Tier 1 capital (to average
     assets):
COMPANY                                           $71,320          397.9%      $   717            4.0%        N/A            N/A
Bank                                               70,287          355.0%          791            4.0%    $   990            5.0%

Dividends that may be paid by subsidiary banks are routinely restricted by various regulatory authorities. The amount that can be paid in any calendar year without prior approval of the Bank's regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings. No dividends were declared or paid during 1999 or 1998.

The required balance at the Federal Reserve at December 31, 1999 was approximately $391,000.

13. EARNINGS PER SHARE

The following table presents the computation of basic and diluted earnings per share:

                                                                             TEXAS CAPITAL BANCSHARES
                                                                       ---------------------------------
                                                                                            INCEPTION
                                                                        YEAR ENDED           THROUGH
                                                                       DECEMBER 31,         DECEMBER 31,
                                                                           1999                1998
                                                                       ---------------------------------
                                                                        (In Thousands except Share Data)
Numerator for basic and dilutive per share-loss allocated common
  shareholders                                                          $    (9,298)        $      (739)
                                                                        -----------         -----------
Denominator for basic and dilutive earnings per share- weighted
  average shares                                                          7,566,248             599,907
                                                                        -----------         -----------

Basic and diluted earnings per share                                    $     (1.23)        $     (1.23)
                                                                        ===========         ===========

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of the Company.

A summary of the carrying amounts and estimated fair values of financial instruments is as follows:

                                                  DECEMBER 31, 1999
                                           ---------------------------------
                                                CARRYING        ESTIMATED
                                                 AMOUNT         FAIR VALUE
                                           ----------------- ---------------
                                                    (In Thousands)
Cash and cash equivalents                     $    8,548        $    8,548
Securities available-for-sale                    164,409           164,409
Loans, net                                       224,795           215,878
Deposits                                         287,068           282,429

Financial instruments carrying value at December 31, 1998 approximated fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash and short-term investments approximates their fair value.

Securities available-for-sale

The fair value of investment securities is based on prices obtained from independent pricing services which are based on quoted market prices for the same or similar securities.

Loans

For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are generally based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximated its fair value.

Deposits

The carrying amounts for variable-rate money market accounts approximate their fair value. Fixed-term certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Off-balance sheet instruments

Fair values for the Company's off-balance sheet instruments which consist of lending commitments and standby letters-of-credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Management believes that the fair value of these off-balance sheet instruments is not significant.

15. COMMITMENTS AND CONTINGENCIES

The Company leases various premises under operating leases with various expiration dates. Rent expense incurred under operating leases amounted to approximately $861,000 and $48,000 for the year ended December 31, 1999 and for the period from inception to December 31, 1998, respectively, for Texas Capital Bancshares and approximately $58,000 and $10,000 for the period from January 1 through December 18, 1998, and the period from inception through December 31, 1997, respectively, for Resource Bank.

Minimum future lease payments under operating leases are as follows:

                                                          MINIMUM
               YEAR ENDING DECEMBER 31,                  PAYMENTS
               ------------------------                --------------
                                                       (In Thousands)
               2000                                      $  2,090
               2001                                         2,091
               2002                                         1,964
               2003                                         1,665
               2004 and thereafter                          7,954
                                                         --------
                                                         $ 15,764
                                                         ========

16. SUBSEQUENT EVENTS (UNAUDITED)

On February 7, 2000, the Company issued a Private Placement Memorandum to sell 1,000,000 shares of its common stock for $14.50 per share. Subsequently, this offering was increased to 1,500,000 shares of common stock. The funds raised in this offering will primarily be used to provide the Company with additional funds for customer acquisition, expansion of operations, working capital, and to provide funds for customer acquisition, expansion of operations and working capital to the Bank and BankDirect.

At December 31, 1999, the Company was in the process of obtaining regulatory approval for the formation of the state chartered savings bank, which would be a consolidated subsidiary of the Company. The Company plans to transfer the operations of BankDirect into this consolidated subsidiary after its formation. The Company is awaiting final regulatory approval.

During 1999, the Board of Directors approved the creation of an Employee Stock Purchase Plan (ESPP). Employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. Eligible employees may contribute a minimum of 1% to a maximum of 10% of eligible compensation up to the Section 423 of the Internal Revenue Code limit of $25,000. The Company has allocated 80,000 shares to the plan. As of December 31, 1999, the plan document had not been finalized. The plan document is expected to the completed and participation should begin during the second quarter of 2000.

17. PARENT COMPANY ONLY

Summarized financial information for Texas Capital Bancshares, Inc. - Parent Company Only follows:

BALANCE SHEETS                                             DECEMBER 31
                                                       1999          1998
                                                     ----------------------
                                                         (In Thousands)
ASSETS
Cash and cash equivalents                            $  1,202      $    823
Investment in subsidiaries                             71,835        72,153
Other assets                                               18           230
                                                     --------      --------
Total assets                                         $ 73,055      $ 73,206
                                                     ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Other liabilities                                    $    143      $     20
                                                     --------      --------
Total liabilities                                         143            20
                                                     --------      --------
Common stock                                               77            66
Additional paid-in capital                             86,917        73,863
Accumulated deficit                                   (10,037)         (739)
Treasury stock                                           (847)
Accumulated other comprehensive income (loss)          (3,198)           (4)
                                                     --------      --------
Total shareholders' equity                             72,912        73,186
                                                     --------      --------
Total liabilities and shareholders' equity           $ 73,055      $ 73,206
                                                     ========      ========

STATEMENTS OF EARNINGS

                                                              YEAR ENDED   Inception through
                                                             DECEMBER 31,     December 31,
                                                                 1999            1998
                                                             -------------------------------
                                                                    (In Thousands)
Interest income                                                $    16          $   153
                                                               -------          -------
Total income                                                        16              153
                                                               -------          -------

Interest expense                                                    --                7
Salaries and employee benefits                                     764              356
Legal and professional                                             388              176
Other operating expense                                             38              348
                                                               -------          -------
Total expense                                                    1,190              887

Loss before income taxes and equity in undistributed loss
   of subsidiaries                                              (1,174)            (734)
Income tax expense (benefit)                                        --               --
                                                               -------          -------
Loss before equity in undistributed income of subsidiaries      (1,174)            (734)

Equity in undistributed loss of subsidiaries                    (8,124)              (5)
                                                               -------          -------
Net Loss                                                       $(9,298)         $  (739)
                                                               =======          =======

STATEMENTS OF CASH FLOWS

                                                                                        Inception
                                                                       YEAR ENDED    through December
                                                                      DECEMBER 31,          31,
                                                                     --------------------------------
                                                                          1999             1998
                                                                     --------------------------------
                                                                             (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                              $ (9,298)       $   (739)
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Equity in undistributed loss of subsidiaries                          8,124               5
     (Increase) decrease in other assets                                     212            (230)
     Increase in other liabilities                                           123              20
                                                                        --------        --------
Net cash used in operating activities                                       (839)           (944)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Resource Bank                                                  --          (6,162)
Investment in subsidiaries                                               (11,000)        (66,000)
                                                                        --------        --------
Net cash used in investing activities                                    (11,000)        (72,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Sale of common stock                                                      13,065          73,929
Purchase treasury stock                                                     (847)             --
                                                                        --------        --------
Net cash provided by financing activities                                 12,218          73,929
                                                                        --------        --------

Net increase in cash and cash equivalents                                    379             823
Cash and cash equivalents at beginning of period                             823              --
                                                                        --------        --------
Cash and cash equivalents at end of period                              $  1,202        $    823
                                                                        ========        ========

Cash paid for interest                                                  $     --        $      7
                                                                        ========        ========

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 1, 2000              TEXAS CAPITAL BANCSHARES, INC.


                                    By:  /s/ JOSEPH M. GRANT
                                         ----------------------------------
                                         Joseph M. Grant
                                         Chairman of the Board of Directors and
                                         Chief Executive Officer

                                    /s/ JOSEPH M. GRANT
Date: May 1, 2000                   ---------------------------------------
                                    Joseph M. Grant
                                    Chairman of the Board of Directors and
                                    Chief Executive Officer (principal
                                    executive officer)

                                    /s/ GREGORY HULTGREN
Date: May 1, 2000                   ---------------------------------------
                                    Gregory Hultgren
                                    Executive Vice President - Chief Financial
                                    Officer (principal financial and
                                    accounting officer)

                                    /s/ GREGG L. ENGLES
Date: May 1, 2000                   ---------------------------------------
                                    Gregg L. Engles
                                    Director

                                    /s/ JOHN C. GOFF
Date: May 1, 2000                   ---------------------------------------
                                    John C. Goff
                                    Director

                                    /s/ FREDERICK B. HEGI, JR.
Date: May 1, 2000                   ---------------------------------------
                                    Frederick B. Hegi, Jr.
                                    Director

                                    /s/ JAMES R. HOLLAND, JR.
Date: May 1, 2000                   ---------------------------------------
                                    James R. Holland, Jr.
                                    Director

                                    /s/ WALTER W. McALLISTER, III
Date: May 1, 2000                   ---------------------------------------
                                    Walter W. McAllister, III
                                    Director

                                    /s/ R. DRAYTON McLANE
Date: May 1, 2000                   ---------------------------------------
                                    R. Drayton McLane
                                    Director

                                    /s/ LEE ROY MITCHELL
Date: May 1, 2000                   ---------------------------------------
                                    Lee Roy Mitchell
                                    Director

                                    /s/ MARSHALL B. PAYNE
Date: May 1, 2000                   ---------------------------------------
                                    Marshall B. Payne
                                    Director

                                    /s/ JOHN C. SNYDER
Date: May 1, 2000                   ---------------------------------------
                                    John C. Snyder
                                    Director

                                    /s/ THEODORE H. STRAUSS
Date: May 1, 2000                   ---------------------------------------
                                    Theodore H. Strauss
                                    Director

                                  EXHIBIT INDEX


EXHIBIT             DESCRIPTION

3.1                 Certificate of Incorporation*

3.2                 Bylaws*

------------------------

                    * To be filed by amendment